  As filed with the Securities and Exchange Commission on February 28, 1997
                                                       REGISTRATION NO. 333-2648
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 5
                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         ______________________________
                             HARMONY HOLDINGS, INC.
             (Exact Name of Registrant as Specified in its Charter)
                         ______________________________

         DELAWARE                                7812                     95-4333330
(State or Other Jurisdiction of      (Primary Standard Industrial      (I.R.S. Employer
Incorporation or Organization)       Classification Code Number)    Identification Number)

                         ______________________________
     1990 WESTWOOD BOULEVARD, SUITE 310, LOS ANGELES, CALIFORNIA 90025-4676
                              TEL: (310) 446-7700
              (Address, including Zip Code, and Telephone Number,
       including Area Code, of Registrant's Principal Executive Offices)

                                HARVEY BIBICOFF
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                          AND CHIEF EXECUTIVE OFFICER
                       1990 WESTWOOD BOULEVARD, SUITE 310
                       LOS ANGELES, CALIFORNIA 90025-4676
                              TEL: (310) 446-7700
                              FAX: (310) 446-7716
           (Name, Address, including Zip Code, and Telephone Number,
                   including Area Code, of Agent for Service)

                                   COPIES TO:

                           EDMUND A. HAMBURGER, ESQ.
                           EDMUND A. HAMBURGER, P.C.
                      10540 Wilshire Boulevard, Suite 605
                            Los Angeles, CA 90024-44
                              Tel: (310) 441-9173
                              Fax: (310) 446-0763
                         ______________________________
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
              TITLE OF EACH                   AMOUNT TO BE      PROPOSED MAXIMUM     PROPOSED MAXIMUM     AMOUNT OF
           CLASS OF SECURITIES                 REGISTERED        OFFERING PRICE     AGGREGATE OFFERING   REGISTRATION
            TO BE REGISTERED                                        PER UNIT              PRICE              FEE

---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share       89,678 Shares (2)        $1.9375 (1)          $173,751.13         $34.75
---------------------------------------------------------------------------------------------------------------------

(1) Computed in accordance with Rule 457(c), solely for the purpose of calculating the registration fee. The computation is based upon the last sale price of the Common Stock on the Nasdaq SmallCap Market on February 24, 1997.

(2) $308.80 was paid at the time of the original filing of the Registration Statement.
                         ______________________________

                         ______________________________

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                             HARMONY HOLDINGS, INC.

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(b) OF REGULATION S-K


        REGISTRATION STATEMENT                    LOCATION OR CAPTION
       ITEM NUMBER AND CAPTION                       IN PROSPECTUS
       -----------------------                    -------------------

 1.  Forepart of the Registration
     Statement and Outside Front Cover
     Page of Prospectus...................   Facing Page of the Registration
                                             Statement; Front Cover of Prospectus

 2.  Inside Front and Outside Back Cover
     Pages of Prospectus..................   Cover Page of Prospectus, Available
                                             Information, Table of Contents

 3.  Summary Information, Risk Factors
     and Ratio of Earnings to Fixed
     Charges..............................   Prospectus Summary; Risk Factors

 4.  Use of Proceeds......................   Not Applicable

 5.  Determination of Offering Price......   Outside Front Cover Page of
                                             Prospectus; Plan of Distribution;
                                             Description of Securities

 6.  Dilution.............................   Not Applicable

 7.  Selling Security Holders.............   Selling Stockholders

 8.  Plan of Distribution.................   Prospectus Summary; Plan of
                                             Distribution

 9.  Description of Securities to be
     Registered...........................   Description of Securities

10.  Interests of Named Experts and
     Counsel..............................   Legal Matters; Experts

11.  Information with Respect to the
     Registrant...........................   Prospectus Summary; The Company; Risk
                                             Factors; Dividend Policy; Selected
                                             Financial Data; Management's
                                             Discussion and Analysis of Financial
                                             Condition and Results of Operations;
                                             Business; Management; Certain
                                             Relationships and Related
                                             Transactions; Security Owner ship of
                                             Certain Beneficial Owners and
                                             Management; Changes in Accountants;
                                             Consolidated Financial Statements


12.  Disclosure of Commission Position
     on Indemnification for Securities
     Act Liabilities......................   Not Applicable


PROSPECTUS
                             HARMONY HOLDINGS, INC.

                                 89,678 SHARES
                                  COMMON STOCK
                            PAR VALUE $.01 PER SHARE

                                _______________


     This Prospectus relates to the resale by the holders thereof (the "Selling Stockholders") of up to 89,678 shares of the Common Stock of the Company issued without registration under the Securities Act of 1933, as amended (the "Securities Act"), in a transaction not involving a public offering. Specifically, 57,000 of such shares were issued in connection with the private placement of Units consisting of 7% Subordinated Notes having a face value of $1,000 (par) and 200 shares of Common Stock of the Company (the "Units") and 32,678 were issued to the investors in an infomercial project developed by the Company.

     The shares of Common Stock held by the Selling Stockholders may be offered from time to time in transactions on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") SmallCap Market, in negotiated transactions or a combination of such methods of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Stockholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the shares for which such broker-dealer may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     None of the proceeds from the sale of the shares by the Selling Stockholders will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions, and fees and expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration of the shares being offered by the Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

     Securities held by the Selling Stockholders may be sold on the date of this Prospectus and thereafter while this Registration Statement continues to be effective and the resale of such securities are subject to Prospectus delivery and other requirements of the Securities Act. Sales of such securities or the potential of such sales at any time may have an adverse effect on the market prices of the securities offered hereby. See "Selling Stockholders".

     The Common Stock is listed on the Nasdaq SmallCap Market. On January 24, 1997, the last sale price of the Common Stock was as reported by Nasdaq. See "Price Range of Common Stock".

                                _______________

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" AT PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD
        BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON
                             STOCK OFFERED HEREBY.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                _______________


               The date of this Prospectus is February 28, 1997

                             AVAILABLE INFORMATION


     The Company has filed a Registration Statement on Form S-1 under the Securities Act (the "Act") with the Securities and Exchange Commission (the "Commission") with respect to shares of Common Stock covered thereby (the "Registration Statement"). As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information pertaining to the securities offered hereby, reference is made to the Registration Statement, including the Exhibits filed as a part thereof.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial statements and other matters. The Registration Statement, as well as such reports, proxy statements and other information, may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W. Judiciary Plaza, Washington, D.C., and should be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois. Copies of such material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is listed on the Nasdaq SmallCap Market, and the reports, proxy statements and certain other information filed by the Company may be obtained by calling the Nasdaq Public Reference Room Disclosure Information Group at (800) 638-8241 or (202) 728-8298.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROSPECTUS RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION CONCERNING THE COMPANY CONTAINED IN THIS PROSPECTUS SINCE THE DATE OF SUCH INFORMATION.

                               TABLE OF CONTENTS

                                                                                                        PAGE
                                                                                                        ----
AVAILABLE INFORMATION................................................................................      2

PROSPECTUS SUMMARY...................................................................................      5

SUMMARY FINANCIAL DATA...............................................................................      6

RISK FACTORS.........................................................................................      7

THE COMPANY..........................................................................................      9
   General...........................................................................................      9
   Recent Litigation Related to Proposed Acquisition.................................................      9

PLAN OF DISTRIBUTION.................................................................................     10
   Selling Stockholders..............................................................................     10

SELLING STOCKHOLDERS.................................................................................     11

PRICE RANGE OF COMMON STOCK..........................................................................     11

DIVIDEND POLICY......................................................................................     13

SELECTED FINANCIAL DATA..............................................................................     14

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS................     15
  General............................................................................................     15
  Seasonality........................................................................................     16
  Results of Operations..............................................................................     16
  Six Months Ended December 31, 1996 as compared with Six Months ended December 31, 1995.............     16
  Year Ended June 30, 1996 as compared with Year Ended June 30, 1995.................................     17
  Year Ended June 30, 1995 as compared with Year Ended June 30, 1994.................................     19
  New Accounting Pronouncements......................................................................     20
  Liquidity and Capital Resources....................................................................     20
  Six Months Ended December 31, 1996 as compared with Six Months Ended December 31, 1995.............     20
  Year Ended June 30, 1996 as compared with Year Ended June 30, 1995.................................     21
  Year Ended June 30, 1995 as compared with Year Ended June 30, 1994.................................     23
  Inflation..........................................................................................     24

BUSINESS.............................................................................................     25
  General............................................................................................     25
  Commercial Television Production Industry..........................................................     25
  Increase in Breadth of Experience of Company's Directors...........................................     26
  Expansion into Ancillary Businesses................................................................     27
    Music Videos.....................................................................................     27
    Infomercials.....................................................................................     27
  Marketing Strategy.................................................................................     27
  The Making of a Commercial.........................................................................     28
  Financing the Production of Commercials............................................................     29
  Properties.........................................................................................     31
  Employees..........................................................................................     32
  Competition........................................................................................     32
  Legal Proceedings..................................................................................     32

MANAGEMENT...........................................................................................     34
  Directors and Executive Officers...................................................................     34
  Executive Compensation.............................................................................     36
  Compensation of Directors..........................................................................     37
  Compensation Committee Interlocks and Insider Participation........................................     37
  Employment Agreements..............................................................................     37
  Stock Options......................................................................................     38
    Stock Option Plan................................................................................     38
    Other Stock Options..............................................................................     40

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.......................................     40

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................................................     41

DESCRIPTION OF SECURITIES............................................................................     42
  Common Stock.......................................................................................     42
  Preferred Stock....................................................................................     42
  Delaware Anti-Takeover Law.........................................................................     42
  Shares Eligible for Future Public Sale.............................................................     43
  Transfer Agent.....................................................................................     43

LEGAL MATTERS........................................................................................     44

CHANGES IN ACCOUNTANTS...............................................................................     44

EXPERTS..............................................................................................     44

INDEX TO FINANCIAL STATEMENTS........................................................................     F-1

                               PROSPECTUS SUMMARY


   The following is a summary of certain information contained elsewhere in this Prospectus. Certain capitalized terms used in this summary are defined in this Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information and financial statements contained in this Prospectus. Each prospective investor is urged to carefully read this Prospectus in its entirety, including but not limited to, the Risk Factors.


THE COMPANY

   The historical business of Harmony Holdings, Inc., and its subsidiaries ("The Company") is the production of television commercials which business continues to represent a preponderance of its revenues. The Company has produced more than 2,500 commercials for national advertisers, Fortune 500 companies and well recognized product lines, such as Acura, Anheuser Busch, AT&T, Bank of America, Blue Cross, Cannon, Cap Cities/ABC, Cellular One, Chrysler, Coca-Cola, Delta Airlines, Disney, Domino's Pizza, Fox, General Mills, Gillette, General Motors, Hallmark, HBO, Hershey Foods, Honda, JC Penney, K-Mart, Kellogg's, Kodak, Kraft Foods, McDonald's, Nabisco, Nike, Nintendo, Nissan, Pepsi, Reebok, Sears, Sony, State Farm, and Visa, among others. See "The Company" and "Business".

   A small percentage of the Company's business is the production of music videos through its operating subsidiary, The End, Inc. During January 1995, the Company formed Harmony Media Communications, Inc., entering the long-form advertising and infomercial business through this operating subsidiary. See "Business--Expansion into Ancillary Businesses--Music Videos" and "Business-- Expansion into Ancillary Businesses--Infomercials".

   On July 10, 1996, the Company and Unimedia, S.A., a privately-held French registered company, jointly announced a series of proposed transactions that would result in the acquisition of Unimedia by the Company. The transaction did not proceed as announced and Unimedia commenced litigation with respect thereto. See "The Company--Recent Litigation Related to Proposed Acquisition".


THE OFFERING

Selling Stockholders..............  89,678 shares of Common Stock offered for the account of the Selling Stockholders.

RISK FACTORS

   The securities offered hereby involve substantial risks, including, but not limited to, competition and negative industry trends, historical operating losses, need for additional financing, accumulated deficit, lack of dividends, dependence upon commercial directors, revenues affected by economy, effect of outstanding options and warrants and lack of liquidity. See "Risk Factors".

                             SUMMARY FINANCIAL DATA

                                       SIX MONTHS ENDED
                                     ---------------------
                                     12/31/96    12/31/95       YEAR          YEAR          YEAR          YEAR        YEAR
                                                               ENDED         ENDED         ENDED         ENDED        ENDED
                                                             6/30/96       6/30/95       6/30/94       6/30/93       9/30/92
-------------------------------------------------------------------------------------------------------------------------------

Contract revenue                    $  29,538   $  31,794      $ 60,415      $ 61,227      $ 42,602      $ 24,786       $18,558
Cost of production                     23,593      27,148        51,041        50,920        35,291        20,299        14,759
                                    -------------------------------------------------------------------------------------------
Gross profit                            5,945       4,646         9,374        10,307         7,311         4,487         3,799
Selling expenses                        1,545       1,458         3,001         2,808         2,223         1,518           465
Operating expenses                      3,340       3,481         6,639         7,161         6,286         5,940         3,005
Depreciation and amortization             292         282           564           528           399           323           262
Abandoned projects                          0         622           652             0             0             0             0
Litigation expense                          0         200           200           486             0             0             0
Severance salaries                          0         186           186             0             0             0             0
                                    -------------------------------------------------------------------------------------------
Income (loss) from operations             768      (1,583)       (1,868)         (676)       (1,597)       (3,294)           67
Interest income (expense), net             10        (109)         (243)           (9)           23            88            25
Income (loss) before taxes                778      (1,692)       (2,111)         (685)       (1,574)       (3,206)           92
Income tax expense                        103           0            20             0             0             0            22
                                    -------------------------------------------------------------------------------------------
Net Income (loss)                         675      (1,692)       (2,131)         (685)       (1,574)       (3,206)           70
                                    ===========================================================================================
Net Income (loss) per share              0.10       (0.30)        (0.37)        (0.12)        (0.30)        (0.84)         0.03
Average shares outstanding              6,438       5,661         5,692         5,567         5,316         3,800         2,765

   BALANCE SHEET DATA

                                     12/31/96     6/30/96       6/30/95       6/30/94       6/30/93       6/30/92
-----------------------------------------------------------------------------------------------------------------
Cash                                      294         447           230           663         1,917         1,268
Current assets                          8,615       4,986         7,707         5,487         5,522         3,072
Goodwill, net (1)                       2,864       2,969         3,181         3,393         3,611         3,560
Total assets                           13,274       9,687        12,955        10,345         9,950         6,900
Current liabilities                     6,295       5,382         6,196         3,931         4,325         1,826
Subordinated notes payable                  0           0           385             0             0             0
Total liabilities                       6,295       5,382         6,581         3,931         4,325         1,826
Stockholders'  equity                   6,979       4,304         6,374         6,414         5,625         5,075

(1) The goodwill is primarily associated with the acquisition of Harmony and Melody by Ventura. See Note 1 of "Notes to Consolidated Financial Statements".

                                   RISK FACTORS


     The securities offered hereby are speculative in nature and involve a high degree of risk. Prior to making an investment decision with respect to such securities, prospective investors should carefully consider, along with the other matters discussed in this Prospectus, the following risk factors:

     Operating Losses; Accumulated Deficit; Uncertainty of Future Results. The Company has reported losses for four of the last five fiscal years. These losses have ranged from a net loss of $3,206,097 for the fiscal year ended June 30, 1993, to a net loss of $685,898 for the fiscal year ended June 30, 1995. The Company incurred a net loss of $2,131,241 for the fiscal year ended June 30, 1996. These losses, incurred over a number of years, have resulted in an accumulated deficit of $8,487,701 at June 30, 1996. Management realizes that it has been too slow to react meaningfully to competition and negative industry trends. See "Risk Factors--Competition and Negative Industry Trends". While the Company can make no assurances that its future operations will result in consolidated profitable operations, management is actively pursuing ways to reduce both selling and production costs so as to realize the financial benefits to be gained from the Company's demonstrated revenue growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     Lack of Liquidity; Need for Additional Financing. Because of the extended period during which the Company has experienced operating losses, the Company has lacked liquidity for an extended period of time. As a result, the Company may need additional financing to continue its operations at their present levels. Such additional financing may be accomplished through one or more offerings of equity securities or debt instruments, or a combination thereof. There can be no guarantee that such additional financing (if needed) will be available to the Company at the times, in the amounts or on acceptable terms, when needed. Pursuant to a stock subscription agreement with Unimedia, the Company sold 1,000,000 shares of its Common Stock at $2 per share. See "The Company - Recent Litigation Related to Proposed Acquisition", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements".

     Revenues Dependent on Commercial Directors. In the television commercial production industry, commercial production contracts are awarded based on many factors, including the expertise, reputation and creative vision of the directors associated with the television commercial production company. As a result, the Company's revenues are dependent upon its ability to attract and retain established directors of commercials. Most of the directors who are associated with the Company receive monthly draws against the directors' compensation for shooting commercials. The monthly draws equal the minimum guaranteed compensation payable to such directors. Although the draws are recoverable by the Company out of compensation otherwise payable to such directors, such directors are not obligated to repay such draws, if their fees for commercials produced do not exceed the monthly draws that have been paid. Consequently, the Company is obligated to provide a reduced level of compensation to these directors whether or not they are directing commercials. During the fiscal year ended June 30, 1996, the Company paid $1,318,833 in such draws to these directors; they earned $1,751,864 in fees, which sum exceeded the draws advanced by $433,031. On an individual basis some of the directors fees earned were less than their draws and increased the Company's losses by $61,480. In addition, all of the Company's directors are free to provide services to third parties outside the area of television commercials. As a result, the Company's revenues could also be adversely affected by the unavailability of its directors due to their outside commitments. However, the Company's agreements with its directors prohibit the director from performing any service for television commercial production for any outside company or from performing services in connection with theatrical films or television episodes, if such services interfere with the director's services to the Company. The impact of such potential unavailability is difficult to quantify. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Increase in Breadth of Experience of Company's Directors".

     Competition and Negative Industry Trends. The Company operates in a highly competitive environment. In recent years the "mark-up" charged by the Company and other television production companies has been reduced due to increased competition in the industry and tighter advertising budgets. As a result, profit margins have declined and competition has increased. There can be no assurance that these trends will be reversed or that the Company will successfully adapt to the changes in the industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Commercial Production Television Industry".

     Revenues Affected by Economy and Other Factors. The Company's business is adversely affected by economic uncertainty and to a lesser extent recessionary times as advertisers tend to reduce their advertising budgets during such periods. In addition, the Company's business can be adversely affected by strikes or threatened strikes by labor unions in the entertainment industry. Historically, strikes or threatened strikes have not had a material effect on the Company's operations.

     Effect of Outstanding Options and Warrants. Outstanding options granted to the Company's employees and others provide the holders thereof with an opportunity to profit from a rise in the market price of the Company's Common Stock, with a resulting dilution in the interests of the other stockholders. As of February 24, 1997, 2,082,500 shares of Common Stock (or a number of shares equal to 31% of the presently outstanding shares of Common Stock) are issuable upon the exercise of such options. Further, the terms on which the Company may obtain additional financing during the time such options are outstanding and exercisable may be adversely affected by the existence of such stock options and warrants. The holders of such options may exercise them at a time when the Company might be able to obtain additional capital through a new offering of securities or other forms of financing on terms more favorable than those provided by such options. See "Description of Securities" and "Management--Stock Options".

     No Dividends. The Company has never paid cash dividends on its Common Stock and anticipates that for the foreseeable future all earnings, if any, will be retained for the operation and expansion of the Company's business. See "Dividend Policy".

     Revolving Line of Credit. On May 10, 1995, the Company entered into a $3,000,000 revolving line of credit agreement with a bank, expiring October 1997. There were no amounts outstanding under the line of credit as of December 31, 1996, and the Company was in compliance with all of the financial covenants set forth in such agreement. In certain instances, the Company has not been in compliance with certain financial covenants contained in the line of credit agreement, which instances of noncompliance have been waived by the bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources". There can be no assurance that future failures (if any) to comply with the requirements of such agreement will be waived by the bank. In the event of a default under such agreement, the bank has the contractual right to accelerate the repayment of all amounts then owed by the Company.

                                   THE COMPANY

GENERAL

     The historical business of the Company is the production of television commercials, which business continues to represent the preponderance of its revenues. The Company has produced more than 2,500 commercials for national advertisers, Fortune 500 companies and well recognized product lines such as Acura, Anheuser Busch, AT&T, Bank of America, Blue Cross, Cannon, Cap Cities/ABC, Cellular One, Chrysler, Coca-Cola, Delta Airlines, Disney, Domino's Pizza, Fox, General Mills, Gillette, General Motors, Hallmark, HBO, Hershey Foods, Honda, JC Penney, K-Mart, Kellogg's, Kodak, Kraft Foods, McDonald's, Nabisco, Nike, Nintendo, Nissan, Pepsi, Reebok, Sears, Sony, State Farm, and Visa, among others. See "Business".

     A small percentage of the Company's business is the production of music videos through its operating subsidiary, The End, Inc., which also produces television commercials. The production cycle for music videos is similar to that of television commercials, but the budgets are generally smaller: $50,000 to $100,000 and occasionally up to $1,000,000. The Company is also generally involved in the post production phase of music video production which is not typically the case in commercial production. The client for music videos is usually the record label or the performer directly and not an advertising agency. See "Business--Expansion into Ancillary Businesses--Music Videos".

     The Company was incorporated under the laws of the State of Delaware on August 5, 1991, as a wholly owned subsidiary of Ventura Entertainment Group Ltd. ("Ventura"). In connection with its formation and initial capitalization, Ventura contributed all of the capital stock of Harmony Pictures, Inc. ("Harmony") and Melody Films, Inc. ("Melody") to the Company. Harmony and Melody have been operating since 1979. In November 1991, the Company completed its initial public offering of securities. As a result, Ventura's ownership was reduced to approximately 59%. During the fiscal year ended June 30, 1995, Ventura sold its remaining interest in the Company.

     The Company's principal executive offices are located at 1990 Westwood Blvd., Los Angeles, California 90025, and its telephone number is (310) 446-7700. The Company conducts its operations through its wholly owned subsidiaries, Harmony Pictures Inc., Melody Films Inc., The End Inc., The Beginning Inc., Curious Pictures Corporation, Harmony Media Communications Inc., The End (London) Inc., Harmony Entertainment Inc. and Hollywood Business Solutions, Inc. Unless the context indicates otherwise, the term the "Company" includes all of these subsidiaries.

RECENT LITIGATION RELATED TO PROPOSED ACQUISITION

     The Company and Unimedia, had previously announced the contemplation of effecting a series of transactions whereby
     (i) Unimedia would purchase from the Company in a private placement 1,000,000 shares of Common Stock of the Company at a purchase price of $2 per share;
     (ii) Unimedia would purchase a maximum of 1,000,000 shares of Common Stock of the Company in the open market; and
     (iii) The Company would acquire all the issued and outstanding ordinary shares of Unimedia in exchange for 10,000,000 shares of Preferred Stock, par value $.01 per share ("the Perferred Stock") and 10,000,000 shares of Common Stock, of the Company.

     Pursuant to a stock subscription agreement executed on July 27, 1996, Unimedia purchased the shares referred to in (i) above at the price set forth therein. (The purchase price was not paid until August 16, 1996 and the certificates representing such shares were issued to Unimedia on August 20,
1996).

     On the same day, the Company, its Chairman of the Board and Unimedia executed an agreement which provided, among other things, that (i) the parties would negotiate before September 30, 1996, a definitive agreement providing for the acquisition from Unimedia shareholders of all the issued and outstanding ordinary shares of Unimedia in exchange for 10,000,000 shares of Preferred Stock, and 10,000,000 shares of Common Stock, of the Company, and (ii) the Chairman of the Board of the Company refrain from selling 80% of his shares of stock of the Company prior to the completion of the "purchase of Unimedia" by the Company, and, in any case prior September 30, 1996. The agreement also contemplated the purchase by Unimedia in the open market of a maximum of 1,000,000 shares of Common Stock of the Company. The shareholders of Unimedia were not parties to this agreement.

     Thereafter, Unimedia did not proceed to purchase shares of Common Stock of the Company in the manner anticipated by the parties to the agreement referred to in the preceeding paragraph. (In fact, from reports received, it appears that Unimedia purchased in the open market prior to September 30, 1996, only 16,000 shares of Common Stock of the Company). Since the definitive agreement had not been negotiated, much less executed, before September 30, 1996, the Company considered the transaction terminated and so notified Unimedia and the public.

     On October 9, 1996, Unimedia filed an action (served on October 13, 1996) in the United States District Court for the Central District of California against the Company and its Chairman of the Board, seeking, among other things, rescission of the purchase of the Company's Common Stock, specific performance requiring the company to proceed with the transaction described above, damages for violation of Rule 10b-5 adopted by the Commission under the Exchange Act, fraud and breach of contract, and declaratory and injunctive relief. Even though this action is in its early stages, management of the Company believes it to be without merit and will vigorously defend the action.


                               PLAN OF DISTRIBUTION


     The 89,678 shares of Common Stock are being offered for sale to the public by the Selling Stockholders. The 89,678 shares being offered are identical in all respects to the Company's outstanding Common Stock. See "Selling Stockholders" and "Description of Securities".


SELLING STOCKHOLDERS

     The Common Stock offered hereby may be sold from time to time by the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer such Common Stock through under writers, dealers or agents. The distribution of Common Stock by the Selling Stockholders may be affected in one or more transactions that may take place on the over-the-counter market, including ordinary broker's transactions, privately-negotiated transactions or through sales of one or more broker-dealers for resale of such Common Stock as principals at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with such sales of Common Stock. The Selling Stockholders and intermediaries through whom such Common Stock is sold may be deemed "underwriters" within the meaning of the Common Stock Act, with respect to the Common Stock offered, and any profits realized or commissions received may be deemed underwriting compensation. The Company cannot reasonably estimate the number of shares or amount of Common Stock which will be sold by the Selling Stockholders pursuant to this Prospectus.

     At a time a particular offer of Common Stock is made by or on behalf of a Selling Stockholder, to the extent required, a Prospectus will be distributed which will set forth the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by any underwriter for shares purchased from the Selling Stockholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

     Under the Exchange Act, and the regulations thereto, any person engaged in a distribution of the Common Stock of the Company offered by this Prospectus may not simultaneously engage in market-making activities with respect to the Common Stock of the Company during the applicable "cooling off" period (nine days) prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Rule 10b-6 and 10b-7, in connection with transactions in such Common Stock, which provisions may limit the timing of purchases and sales of such Common Stock by the Selling Stockholders.


                               SELLING STOCKHOLDERS


     The following table shows the names of the Selling Stockholders, the number of shares of the Company's Common Stock beneficially owned by them and to be sold by them under this Prospectus as of the date of this Prospectus. Certain of such shares and other shares held by such Selling Stockholders not registered for offering under this Prospectus may be or become eligible for sale under the provisions of Rule 144 adopted by the Commission under the Act. Any such shares may be sold either under the Registration Statement of which this Prospectus forms a part or under Rule 144.

                                                                BEFORE OFFERING                 AFTER OFFERING
                                                         ------------------------------   ---------------------------
                                                            NUMBER          NUMBER           NUMBER
                                                           OF SHARES       OF SHARES        OF SHARES     PERCENT OF
    SELLING                              POSITION        BENEFICIALLY     COVERED BY      BENEFICIALLY    OUTSTANDING
  STOCKHOLDERS                         WITH COMPANY         OWNED       THIS PROSPECTUS       OWNED          SHARES
  ------------                       ---------------      ------------   ---------------   --------------  -----------
Alex Brown & Sons
  Incorporated                               *               4,000             4,000                0           **
Alex Moscowicz                               *              11,000             6,000            5,000           **
Arthur Edelman                               *               5,000             5,000                0           **
I Bibicoff, Inc.
  Pension Trust Fund                         *              99,000            21,000           78,000           **
Paul Soll                                    *              10,000            10,000                0           **
Philip Bibicoff                              *              12,000             4,000            8,000           **
Terri MacInnis                          Director of          2,000             2,000                0           **
                                     Investor Relations
Warren D. Bagatelle                          *              55,000             5,000           50,000           **
Jeffrey Spitz                                *               1,625             1,625                0           **
Sanford Rosenblum                            *               2,437             2,437                0           **
Sheldon Palley                               *               5,867             5,867                0           **
Albert Margolies                             *               4,875             4,875                0           **
Marcia Mehlman                               *               2,437             2,437                0           **
Nathan Grama                                 *               8,125             8,125                0           **
Phillip Bibicoff                             *               7,312             7,312                0           **

------------
* Denotes that such Selling Stockholder was not an executive officer, non-executive employee or independent contractor or executive of the Company within the last three years.
** Denotes less than one percent.


                           PRICE RANGE OF COMMON STOCK

     Upon the completion of the Company's initial public offering in November 1991, its Common Stock began trading on Nasdaq SmallCap Market under the symbol HAHO. The following table sets forth the high and low bid price per share of the Common Stock in each of the periods indicated. The quotations may include inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The prices for the Company's Common Stock are as reported on Nasdaq in monthly reports provided to the Company by Nasdaq.

FISCAL YEAR--1994; QUARTER ENDED                  HIGH      LOW
--------------------------------                  ----     -----
   September 30, 1993                            $ 6.250   $4.750
   December 31, 1993                               5.375    3.125
   March 31, 1994                                  3.750    2.625
   June 30, 1994                                   3.500    2.500

FISCAL YEAR--1995; QUARTER ENDED
--------------------------------

   September 30, 1994                              3.875    2.750
   December 31, 1994                               3.500    2.875
   March 31, 1995                                  3.750    2.375
   June 30, 1995                                   4.5625   3.175

     The following table sets forth the high and low sales prices of the Common Stock as reported on Nasdaq in each of the periods indicated.

   FISCAL YEAR--1996; QUARTER ENDED
   --------------------------------

     September 30, 1995                             3.63       1.63
     December 31, 1995                              2.63       1.38
     March 31, 1996                                 2.56       1.38
     June 30, 1996                                  2.88       1.91

   FISCAL YEAR--1997; QUARTER ENDED
   --------------------------------

     September 30, 1996                             2.00       1.44
     December 31, 1996                              1.56       1.19

     On February 24 , 1997, the closing bid and asked prices were $ 1.94 and $
2.00 and the last trade was $ 2.00 . On such date there were 68 holders of record of the Common Stock.


                                 DIVIDEND POLICY

     To date, the Company has not declared or paid any dividends with respect to its capital stock, and the current policy of the Board of Directors is to retain earnings to provide for the growth of the Company. Consequently, no cash dividends are expected to be paid on the Company's Common Stock in the foreseeable future. Further, there can be no assurance that the proposed operations of the Company will generate the revenues and cash flow needed to declare a cash dividend or that the Company will have legally available funds to pay dividends.

SELECTED FINANCIAL DATA

     The following table sets forth selected financial data for the Company and should be read in conjunction with the financial statements and notes related thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operation" included elsewhere in this Prospectus. The selected financial data as of and for the five years ended June 30, 1996 have been derived from the audited financial statements of the Company.

                                       SIX MONTHS ENDED
                                    ---------------------
                                     12/31/96    12/31/95       YEAR          YEAR          YEAR          YEAR         YEAR
                                                               ENDED         ENDED         ENDED         ENDED         ENDED
                                                              6/30/96       6/30/95       6/30/94       6/30/93       9/30/92
-------------------------------------------------------------------------------------------------------------------------------
Contract revenue                      $29,538     $31,794       $60,415       $61,227       $42,602       $24,786       $18,558
Cost of production                     23,593      27,148        51,041        50,920        35,291        20,299        14,759
                                      -----------------------------------------------------------------------------------------
Gross profit                            5,945       4,646         9,374        10,307         7,311         4,487         3,799
Selling expenses                        1,545       1,458         3,001         2,808         2,223         1,518           465
Operating expenses                      3,340       3,481         6,639         7,161         6,286         5,940         3,005
Depreciation and amortization             292         282           564           528           399           323           262
Abandoned projects                          0         622           652             0             0             0             0
Litigation expense                          0         200           200           486             0             0             0
Severance salaries                          0         186           186             0             0             0             0
                                      -----------------------------------------------------------------------------------------
Income (loss) from operations             768      (1,583)       (1,868)         (676)       (1,597)       (3,294)           67
Interest income (expense), net             10        (109)         (243)           (9)           23            88            25
Income (loss) before taxes                778      (1,692)       (2,111)         (685)       (1,574)       (3,206)           92
Income tax expense                        103           0            20             0             0             0            22
                                      -----------------------------------------------------------------------------------------
Net Income (loss)                         675      (1,692)       (2,131)         (685)       (1,574)       (3,206)           70
                                      =========================================================================================
Net Income (loss) per share              0.10       (0.30)        (0.37)        (0.12)        (0.30)        (0.84)         0.03
Average shares outstanding              6,438       5,661         5,692         5,567         5,316         3,800         2,765

BALANCE SHEET

                                12/31/96   6/30/96   6/30/95   6/30/94   6/30/93   6/30/92
------------------------------------------------------------------------------------------
Cash                                 294       447       230       663     1,917     1,268
Current assets                     8,615     4,986     7,707     5,487     5,522     3,072
Goodwill, net (1)                  2,864     2,969     3,181     3,393     3,611     3,560
Total assets                      13,274     9,687    12,955    10,345     9,950     6,900
Current liabilities                6,295     5,382     6,196     3,931     4,325     1,826
Subordinated notes payable             0         0       385         0         0         0
Total liabilities                  6,295     5,382     6,581     3,931     4,325     1,826
Stockholders '  equity             6,979     4,304     6,374     6,414     5,625     5,075

(1) The goodwill is primarily associated with the acquisition of Harmony and Melody by Ventura. See Note 1 of "Notes to Consolidated Financial Statements".


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company is primarily engaged in the production of television commercials. Contract revenues are recognized using the percentage of completion method.

     The Company's revenues have remained stable in recent years, due primarily to management's goal of increasing profit margin. Management of the Company has instituted and is actively pursuing a number of measures to increase production efficiencies and decrease operating overhead in order to continue increasing gross profits as a percentage of revenues and to increase net income. The particular approaches or measures to increase profitability include the following: revision of contractual arrangements with commercial television directors to reduce the level of profit participation by such directors with respect to individual commercial projects; increased utilization of staff production personnel (as opposed to freelance personnel) to reduce related costs of production; efforts to discourage the acceptance of new projects on terms that are likely to result in low gross profit margins; and a restructuring of sales commission arrangements to effect a sliding scale reduction in such commissions that corresponds to reduced levels of profitability of particular projects. During 1996, the Company ceased operations of two businesses and several ventures that were not showing a profit or potential for profit in the foreseeable future.

SEASONALITY

     There is not a consistent pattern to the level of monthly business from one year to the next. During the year ended June 30, 1996, revenue was the highest during the third quarter which was consistent with the prior year. The Company is not aware of any seasonal factors which may affect the comparability of the results of operations set below.

Results of Operations Six Months Ended December 31, 1996 as compared with Six Months Ended December 31, 1995

     For the six months ended December 31, 1996, revenues decreased by approximately 7%, or $2,256,593, to $29,537,842 from $31,794,435 for the six months ended December 31, 1995. The subsidiaries that ceased operations during 1996 accounted for $2,516,233 or 8% of the Company's revenue for the six months ended December 31, 1995. Revenues excluding those from ceased operations were essentially the same in each of those periods.

     Cost of production is directly related to revenues and includes all direct costs incurred in connection with the production of television commercials including film, crews, location fees and commercial directors' fees. Cost of production for the six months ended December 31, 1996, decreased by approximately 13%, or $3,554,879 to $23,593,378 from $27,148,257 for the six months ended December 31, 1995. Expressed as a percentage of revenues, cost of production for the six months ended December 31, 1996, was approximately 80% compared with 85% for the six months ended December 31, 1995 and resulted in gross profit percentages of approximately 20% and 15%, respectively. The decrease in cost of production and the increase in gross profit for the six months ended December 31, 1996, were primarily due to management's continuing efforts to reduce costs and maximize purchasing power, offset by the increased competitive factors within the commercial production industry. Cost of production for operations ceased during the year of $2,344,508 expressed as a percentage of revenue was 93% and resulted in a gross profit of 7%.

     Selling expenses consist of sales commissions, advertising and promotional expenses, travel and other expenses incurred in the securing of commercial contracts. Selling expenses for the six months ended December 31, 1996, increased to $1,545,250 from $1,458,478 for the six months ended December 31, 1995, representing an increase of $86,772. Selling commissions increased by $30,087, while other selling expenses increased by $56,685. $37,384 of the increase in other selling expenses was attributable to an increase in costs incurred for commercials produced to enhance existing directors show reels and not as a result of a contract with an advertising agency. Selling expenses for the operations ceased during the six months ended December 31, 1995, was $86,988 or 6% of the total selling expenses.

     Operating expenses consist of overhead costs such as office rent and expenses, executive, general and administrative payroll, and related items. Operating expenses for the six months ended December 31, 1996, decreased to $3,339,551 from $3,480,624 for the six months ended December 31, 1995, representing a decrease of $141,073 or 4%. The following account for the primary changes in operating expenses: decrease in salaries $146,000 and a decrease in bad debt expense of $115,000, offset by an increase in legal fees of $113,000. Operating expenses of $340,808 relates to subsidiaries that have ceased operations.

     Litigation expenses for the six months ended December 31, 1995, relate to the termination of and settlement with a former chief operating officer of the Company, Tara McCarthy.

     The Company for the six months ended December 31, 1995, had booked a one-time charge to write off the cost of projects that no longer are considered to have a realizable value. The charge includes $215,000 cost of production of an infomercial, $224,000 for a screenplay writing project, $100,000 for a director and salesperson who attempted to begin a new subsidiary and approximately, $82,000 for placement of corporate products and a books-on-tape distribution system.

     Severance salaries for the six months ended December 31, 1995, are the costs associated with the termination of former employees of the Company.

     Depreciation and amortization expense increased for the six months ended December 31, 1996, to $292,165 from $282,399 for the six months ended December 31, 1995, representing a increase of $9,766. The change is due to the increase in depreciable assets of $233,588.

     Interest income increased for the six months ended December 31, 1996, to $38,386 from $4,636 for the six months ended December 31, 1995, representing an increase of $33,750, due to more cash held in short term investments compared to the prior year.

     Interest expense decreased for the six months ended December 31, 1996, to $27,660 from $113,439 for the six months ended December 31, 1995, representing a decrease of $85,779, due to a decrease in borrowings under the line of credit and a payoff of the subordinated debt.

     Income tax expense was $103,492 for the six months ended December 31, 1996. The tax expense is attributable to federal alternative minimum taxes and state taxes imposed by various states in which the companies conduct business. A full valuation allowance has been established as it is more likely than not that the deferred tax assets will not be realized. During the six months ended December 31, 1996, the Company's effective income tax rate varied from the statutory federal tax rate as a result of operating losses for which no previous tax benefit had been recognized due to the change in the valuation allowance on the net deferred tax asset.


Year Ended June 30, 1996 as Compared with Year Ended June 30, 1995

     For the year ended June 30, 1996, revenues decreased by approximately 1%, or $812,124, to $60,414,694 from $61,226,818 for the year ended June 30, 1995.
In the television commercial production industry, commercial production contracts are awarded based on many factors, including the expertise, reputation and creative vision of the directors associated with the television commercial production company. The companies that ceased operations during 1996 accounted for $4,223,325 or 7% of the Company's revenue.

     Cost of production is directly related to revenues and includes all direct costs incurred in connection with the production of television commercials including film, crews, location fees and commercial directors' fees. Cost of production for the year ended June 30, 1996, increased by approximately .2%, or $120,507, to $51,040,839 from $50,920,332 for the year ended June 30, 1995.
Expressed as a percentage of revenues, cost of production for fiscal 1996 was approximately 84% compared with 83% for fiscal 1995, and resulted in a gross profit percentage of approximately 16% and 17%, respectively. The fact that cost of production and gross profit remained steady for the year ended June 30, 1996, was primarily due to management's continuing efforts to reduce costs and maximize it's purchasing power, countered by the increased competitive factors within the commercial production industry. Cost of production for operations ceased during the year was $4,120,503 expressed as a percentage of revenue was 98% and resulted in a gross profit of 2%.

     Selling expenses consist of sales commissions, advertising and promotional expenses, travel and other expenses incurred in the securing of commercial contracts. Selling expenses for the year ended June 30, 1996, increased to $3,000,549 from $2,807,902 for the year ended June 30, 1995 representing an increase of $192,647. Selling commissions decreased by $30,221, while other selling expenses increased by $222,868, $120,101 of the increase in other selling expenses was attributable to an increase in costs incurred for speculation commercials produced to enhance existing directors show reels and not as a result of a contract with an advertising agency. Selling expenses for the operations ceased during the year was $201,403 or 7% of the total selling expenses.

     Operating expenses consist of overhead costs such as office rent and expenses, executive, general and administrative payroll, and related items. Operating expenses for the year ended June 30, 1996, decreased to $6,638,908 from $7,161,205 for the year ended June 30, 1995, representing a decrease of $522,297 or 7%. $587,651 relates to subsidiaries that have ceased operations. The following account forthe primary changes in operating expenses: decrease in salaries $645,000, decrease in entertainment and travel $119,000 and a decrease in office relocation costs $56,000, offset by an increase in outside accounting fees $123,000, increase in bad debts $45,000, increase in legal fees $64,000 and an increase in office expense $88,000.

     Depreciation expense increased for the year ended June 30, 1996, to $564,271 from $528,259 for the year ended June 30, 1995, representing a increase of $36,012. The change is due to the increase in depreciable assets of $336,272 and a one time write off of $24,887 in net book value, of assets, due to the termination of operations of two of the Company's subsidiaries.

     Litigation expense for June 30, 1996, and 1995, relate to the termination of and settlement with a former chief operating officer of the Company, Tara McCarthy. The $486,050 in litigation expense as of June 30, 1995, is net of an expected insurance reimbursement of $283,950 of which $200,000 was reversed as of June 30, 1996.

     The Company has booked a one-time charge to write off the cost of projects that no longer are considered to have a realizable value. The charge includes $245,000 production of an infomercial, $224,000 for a screenplay writing project, $100,000 for a director and salesperson that attempted to start a toy commercial division and approximately, $82,000 for placement of corporate products and a book on tape distribution system.

     Severance salaries are the costs associated with the termination of former employees of the Company.

     Interest income decreased for the year ended June 30, 1996, to $4,644 from $56,346 for the year ended June 30, 1995, representing a decrease of $51,702. The decrease was a result of a less cash held in short term investments.

     Interest expense increased for the year ended June 30, 1996, to $247,663 from $65,314 for the year ended June 30, 1995, representing an increase of $182,349. The increase was a result of borrowings under a line of credit agreement which accounted for $71,631 plus amortized loan fees of $54,072 and interest and amortization of original issue discount for the subordinated debt of $115,604.

     Income tax expense was $20,000 for the year ended June 30, 1996. The tax expense is attributable to state taxes imposed by various states in which the companies conduct business. A full valuation allowance has been established as it is more likely than not that the deferred tax assets will be not realized. During the years ended June 30, 1996, 1995 and 1994, the Company's effective income tax rate varied from the statutory federal tax rate as a result of operating losses for which no previous tax benefit had been recognized due to the change in the valuation allowance on the net deferred tax asset.

Year Ended June 30, 1995 as compared with Year Ended June 30, 1994

     For the year ended June 30, 1995 revenues increased by approximately 44%, or $18,625,239, to $61,226,818 from $42,601,579 for the year ended June 30,
1994. The level of revenues earned by the Company from the production of television commercials is, to a large extent, dependent on the number and availability of its commercial directors. During fiscal 1995, the Company realized growth both within its acquired subsidiaries as well as those formed during the last three years.

     Cost of Production is directly related to revenues and includes all direct costs incurred in connection with the production of television commercials including film, crews, location fees and commercial directors' fees. Cost of production for the year ended June 30, 1995 increased by approximately 44%, or $15,629,256, to $50,920,332 from $35,291,076 for the year ended June 30, 1994.
Expressed as a percentage of revenues, cost of production for fiscal 1995 was approximately 83%, the same as fiscal 1994, and resulted in a gross profit percentage of approximately 17% for both years. The fact that cost of production and gross profit remained steady for the year ended June 30, 1995 was primarily due to management's continuing efforts to reduce costs and maximize its purchasing power, countered by the increased competitive factors within the commercial production industry.

     Selling expenses consist of sales commissions, advertising and promotional expenses, travel and other expenses incurred in the securing of commercial contracts. Selling expenses for the year ended June 30, 1995 increased to $2,807,902 from $2,222,988 for the year ended June 30, 1994 representing an increase of $584,914. Selling commissions increased by $680,505, while other selling expenses decreased by $95,591.

     Operating expenses consist of overhead costs such as office rent and expenses, executive, general and administrative payroll, and related items. Operating expenses for the year ended June 30, 1995 increased to $7,161,205 from $6,285,979 for the year ended June 30, 1994 representing an increase of $875,226. This increase was primarily attributable to: a $470,000 profit participation included in salary expense relating to three profitable subsidiaries; a $180,000 increase in travel and entertainment expenses relating to the higher sales volume; a $100,000 increase rent expense relating to expansion of Company facilities; and a $125,000 increase in other operating expenses. The decrease in reorganization costs from the prior year was offset by an increase in labor of $330,000 and a one time cost of $125,000 relating to the reorganization of the accounting function.

     Depreciation expense increased by $129,380 due to the increase in depreciable assets and a one time write off of $62,428 in net book value of assets due to the relocation of the Company's facilities.

     The $486,050 in litigation expense is net of an insurance reimbursement of $283,950. The majority of the $486,050 in litigation expense relates to an arbitration with a former employee. The Company considers this cost unusual and not in the ordinary course of business and does not believe that the outcome of this matter will have a material adverse effect on the operations of the Company.

     Interest income increased $21,843 during fiscal 1995 due to a better cash management program put in place during the fourth quarter of fiscal 1994 combined with a higher return on invested funds.

     Interest expense increased $53,448 during fiscal 1995 relating to the subordinated notes payable.

NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" (SFAS No. 121) issued by the Financial Accounting Standards Board (FASB) is effective for financial statements for fiscal years beginning after December 15, 1995. The new standard establishes new guidelines regarding when impairment losses on long-lived assets, which include plant and equipment, and certain identifiable intangible assets, should be recognized and how impairment losses should be measured. The Company does not expect adoption to have a material effect on its financial position or results of operations.

     Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation": (SFAS No. 123) issued by the FASB is effective for specific transactions entered into after December 15, 1995, while the disclosure requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995. The new standard establishes a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. At the present time, the Company does not plan to change its accounting policy for stock based compensation but will provide the required financial statement disclosures. The Company does not expect adoption to have a material effect on its financial position or results of operations.

     Statements of Financial Accounting Standards No. 125, :"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 125) issued by the FSAB is effective for transfers and servicing of financial assets and extinguisments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive applications are not permitted. The new standard provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Company does not expect adoption to have a material effect on its financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Results of Operations Six Months Ended December 31, 1996 as compared with Six Months Ended December 31, 1995

     At December 31, 1996, the Company's working capital was $2,319,849 including cash of $294,172 compared to working capital of $143,736, including a cash of $110,969 at December 31, 1995. Cash used by operating activities for the six months ended December 31, 1996, decreased $952,167 to $1,233,980 from cash used in operating activities of $2,186,147 for the six months ended December 31, 1995. The material decreases in the amount of cash used in operating activities were $2,366,878 increase in net income; $251,091 increase in billed and unbilled accounts receivable; $972,077 increase in accounts payable and accrued expenses, $562,962 increase in prepaid expenses and other assets and a decrease in deferred income of $1,578,985.

     Cash used in investing activities (ie: capital expenditures) for the six months ended December 31, 1996, increased 20% or $39,236 to $233,588 from $194,352 for the six months ended December 31, 1995.

     Cash provided by financing activities for the six months ended December 31, 1996, decreased $946,559 to $1,315,000 from $2,261,559 for the six months ended December 31, 1995. Due to a $385,000 decrease in subordinated debt and a $2,500,000 decrease in net borrowings on the line of credit agreement, offset by $1,938,441 increase in the proceeds from the issuance of stock.

     On May 10, 1995, the Company entered into a $3,000,000 asset based revolving line of credit with a bank, with interest at the bank's prime rate plus 1.0% per annum, collateralized by the assets of the Company. The bank's prime rate at December 31, 1996 was 8.25%. The agreement has been renewed and expires October 31, 1997. Borrowing is based upon certain percentages of acceptable receivables. There were no amounts outstanding on the line of credit as of December 31, 1996 and the Company was in compliance with all of the financial covenants with the bank.

     The Company, as of December 31, 1996 had entered into various employment agreements with its officers and others which obligate it to make minimum payments of approximately $6,233,893 over the next three years. The payments due are $2,974,577, $2,092,317 and $1,167,000 for the twelve months ended December 31, 1997, 1998 and 1999, respectively. Of these amounts $3,872,050 are for administrative personnel and $2,361,843 are for commercial television directors and salespeople. Certain of these agreements provide for additional compensation based on revenues and other items. Other agreements provide for additional compensation based on certain defined operating profits. This additional compensation is payable whether or not the Company has a profit. Some of the television directors who are associated with the Company receive monthly draws against the directors' compensation for production of commercials. The monthly draws equal the minimum guaranteed compensation payable to such directors. Although the draws are recoupable by the Company out of compensation otherwise payable to such directors, such directors are not obligated to repay such draws, if their fees for commercials produced do not exceed the monthly draws which have been paid. Consequently, the Company is obligated to provide compensation to these directors whether or not they are directing commercials. Most of the Company's sales personnel receive monthly draws offset by their earned commissions. During the six months ended December 31, 1996, the Company paid $992,723 in such draws to these directors and sales people; they earned $1,860,493 in fees, which sum exceeded the draws advanced by $1,126,207 . On an individual basis some of the director's and sales personnel's fees earned were less then their draws and increased the Company's losses by $58,437.

     The Company has no material commitments for capital expenditures and has not made any arrangements for external sources of financing other than what has been disclosed. Management believes that the Company's present cash and other resources are sufficient for its needs for at least the next twelve months.

Year Ended June 30, 1996 as compared with Year Ended June 30, 1995

     As of June 30, 1996, the Company's current liabilities exceed current assets by $396,296 including cash of $446,740 compared to working capital of $1,510,959, including cash of $229,909 at June 30, 1995. Cash provided by operating activities for the year ended June 30, 1996, increased 131% or $812,192 to $191,544 from cash used in operations of $620,648 for the year ended June 30, 1995. The material increases in the amount of cash provided by operations were $1,445,343 increase in loss from operations;

$5,124,793 decrease in billed and unbilled accounts receivable; $3,821,663 decrease in accounts payable and accrued expenses and $810,570 decrease in prepaid expenses and other assets.

     Cash used in investing activities (ie:capital expenditures) for the year ended June 30, 1996, decreased 52% or $369,343 to $336,272 from $705,615 for the year ended June 30, 1995. The decrease was primarily due to a decrease in the amount of capital expenditures.

     Cash provided by financing activities for the year ended June 30, 1996 decreased 60% or $531,836 to $361,559 from $893,395 for the year ended June 30, 1995. The material decrease in the amount of cash provided by financing activities were $446,836 decrease in the proceeds from the issuance of stock, $385,000 decrease in subordinated debt and a $300,000 increase in net borrowings on the line of credit agreement.

     On May 10, 1995, the Company entered into a $3,000,000 asset based revolving line of credit with a bank, with interest at the bank's prime rate plus 1.0% per annum, collateralized by the assets of the Company. The bank's prime rate at June 30, 1996 was 8.25%. The agreement expires October 31, 1996. Borrowing is based upon certain percentages of acceptable receivables. There were $300,000 outstanding on the line of credit as of June 30, 1996. The loan agreement has certain financial covenants, two of which are to maintain profitability on a quarterly basis and maintain a minimum working capital, net of accounts receivable reserves of $1,250,000. As of June 30, 1996, the Company was not in compliance with these requirements and the noncompliance was waived by the bank.

     To the extent that future revenues and related gross profits from these operations do not provide sufficient funds to offset operating costs, the Company's present resources will decrease. The Company, as of June 30, 1996 had entered into various employment agreements with its officers and others which obligate it to make minimum payments of approximately $3,932,209 over the next three years. The payment due are $2,529,876 and $882,333 and $520,000 for the years ended June 30, 1997, 1998 and 1999. Of these amounts $1,911,005 is for administrative personnel and $2,021,204 are for commercial television directors and salespeople. Certain of these agreements provide for additional compensation based on revenues and other items. Other agreements provide for additional compensation based on certain defined operating profits. This additional compensation is payable whether or not the Company has a profit. Some of the television directors who are associated with the Company receive monthly draws against the directors' compensation for production of commercials. The monthly draws equal the minimum guaranteed compensation payable to such directors. Although the draws are recoupable by the Company out of compensation otherwise payable to such directors, such directors are not obligated to repay such draws, if their fees for commercials produced do not exceed the monthly draws that have been paid. Consequently, the Company is obligated to provide compensation to these directors whether or not they are directing commercials. Most of the Company's sales personnel receive monthly draws offset by their earned commissions. During the fiscal year ended June 30, 1996, the Company paid $1,931,359 in such draws to these directors and sales people; they earned $2,580,179 in fees, which sum exceeded the draws advanced by $835,495. On a individual basis some of the directors and sales personnel's fees earned were less then their draws and increased the Company's losses by $158,227.

     Pursuant to a Stock Subscription Agreement entered into in July 1996, the Company sold to Unimedia, S.A., a French company ("Unimedia"), 1,000,000 shares of Common Stock of the Company at a purchase price of $2.00 per share. The purchase price was received by the Company on August 16, 1996, and the certificates representing such shares were issued in the name of Unimedia on August 20, 1996. The shares were not included in an effective Registration Statement under the Securities Act of

1933, as amended (the "Act"), but were issued pursuant to the exemption set forth in Section 4(2) of the Act and the Rules and Regulations issued thereunder by the Securities and Exchange Commission ("SEC").

     The Company, its Chairman of the Board and Unimedia entered into an agreement dated July 27, 1996, requiring the parties to negotiate in good faith before September 30, 1996, an agreement providing for the sale of all the ordinary shares of Unimedia by the holders thereof in exchange for 10,000,000 shares of Preferred Stock and 10,000,000 shares of Common Stock of the Company. Such an agreement was not negotiated before September 30, 1996, and accordingly the transaction, although previously publicly announced, will not be consummated. See "The Company - Recent Litigation Relatd to Proposed Acquisition".

     The Company has no material commitments for capital expenditures and has not made any arrangements for external sources of financing other than what has been disclosed. Management believes that the Company's present cash and other resources are sufficient for its needs for at least the next twelve months.

Year Ended June 30, 1995 as Compared with Year Ended June 30, 1994

     As of June 30, 1995 the Company had working capital of $1,510,959, including cash of $229,909, compared to $1,556,493, including cash of $662,777, at June 30, 1994. Cash used in operating activities for the year ended June 30, 1995, decreased approximately 79%, or $2,305,591, to $620,648 from $2,926,239 for the year ended June 30, 1994. The material decrease in the amount of cash used in operations was due to an $888,808 decrease in loss from operations; a $1,460,064 increase in billed and unbilled accounts receivable and a $2,624,064 increase in accounts payable and accrued expenses. Cash used in investing activities for the year ended June 30, 1995 decreased approximately 2% or $13,892 to $705,615 from $691,723 for the year ended June 30, 1994. Cash provided by financing activities for the year ended June 30, 1995 decreased approximately 62% or $1,470,160 to $893,395 from $2,363,555 for the year ended June 30, 1994. The material decrease in the amount of cash provided by financing activities was due to a $1,717,522 decrease in the proceeds from the issuance of stock and a $385,000 increase in subordinated debt.

     On May 10, 1995 the Company entered into a $3,000,000 asset based revolving line of credit with a bank, with interest at the bank's prime rate plus 1.0% per annum, collateralized by the assets of the Company. The bank's prime rate at June 30, 1995 was 9.0%. The agreement expires October 31, 1996. Borrowing is based upon certain percentages of acceptable receivables. There were no borrowings outstanding as of June 30, 1995. The loan agreement has certain financial covenants, one of which is to maintain profitability on a quarterly basis. As of June 30, 1995 the Company was not in compliance with the requirement and the noncompliance was waived by the bank.

     To the extent that future revenues and related gross profits from these operations do not provide sufficient funds to offset operating costs, the Company's present resources will decrease. The Company has entered into various employment agreements with its officers and others which obligate it to make minimum payments of approximately $4,329,796 during the year ending June 30, 1996. Certain of these agreements provide for additional compensation based on revenues and other items. Other agreements provide for additional compensation based on certain defined operating profits. This additional compensation is payable whether or not the Company has a profit. The Company has no material commitments for capital expenditures and has not made any arrangements for external sources of financing.

Management believes that the Company's present cash and other resources are sufficient for its needs for at least the next twelve months.

INFLATION

     Management believes that inflation has not had a significant effect on the Company's result of operations.

                                   BUSINESS


GENERAL

     Contracts for the production of television commercials are generally awarded based on the personal relationships between the advertising agency, the advertiser and the television commercial production company, the expertise, reputation and creative vision of the director and the budgeted cost of the commercial prepared by the production company. The Company's customers are typically advertising agencies acting on behalf of a television advertiser. The Company maintains excellent relationships with many of the major advertising agencies, including Leo Burnett Advertising, Foote, Cone & Belding, DBD Needham, Grey Advertising, Young & Rubicam, J. Walter Thomson, McCann Erickson and Chiat/Day, among others. One agency, Leo Burnett Advertising, accounted for more than 15% and 13% of the total revenues of the Company during 1996 and 1995, respectively. In the event that the Company were to lose its relationship with this agency, the Company does not believe that the loss would have a material adverse effect on its business.

     In light of the importance of the directors in this industry, the Company has worked to build a roster of approximately 26 directors with specialties in varied broadcast advertising categories.

     The Company has produced over 2,500 commercials for national advertisers, Fortune 500 companies, and well recognized product lines, such as Acura, Anheuser Busch, AT&T, Bank of America, Blue Cross, Cannon, Cap Cities/ABC, Cellular One, Chrysler, Coca-Cola, Delta Airlines, Disney, Domino's Pizza, Fox, General Mills, Gillette, General Motors, Hallmark, HBO, Hershey Foods, Honda, JC Penney, K-Mart, Kellogg's, Kodak, Kraft Foods, McDonald's, Nabisco, Nike, Nintendo, Nissan, Pepsi, Reebok, Sears, Sony, State Farm, and Visa, among others.

COMMERCIAL TELEVISION PRODUCTION INDUSTRY

     The television commercial production industry is a highly fragmented $2 billion dollar industry, with most of the Company's competitors being relatively small operations. The Company's large director roster with its range of creative ability, expertise and wide experience coupled with the Company's reputation, advertising agency relationships and financial strength, provide the Company with a competitive edge.


     Due to the fragmentation of the competition in this industry, it is possible for the Company to increase market share even if the market should contract. Since the market is approximately $2 billion, with no company currently having more than 3%, there is potential for significant growth.

     There is no one commercial production company or group of companies that dominates the industry. The Company believes it is the largest company in the industry. There are no published or reliable sources of information on other television commercial production companies with which to make a comparison. The leaders in the business are, in general, larger companies including The Company, such as: Propaganda Films, Partners USA, Ridley Scott Associates and Industrial Light and Magic.

     Nationally, the and commercial production industry has recently experienced a dramatic increase in the number of markets for television commercials. At the same time, the television commercial production industry has experienced shrinking profits as a direct result of pressure by the ad agencies on profit margins.

     The advertisers have become more aware of what the costs of production are and are seeking to force on advertising agencies to lower thier budgets. In turn, advertising agencies are passing the budget reductions to the production companies. Advertising agencies are demanding more efficient production in order to get the most for the advertiser's money. The combination of competitive pressures from other television commercial production companies and cost saving efforts by advertisers have caused a reduction in the "mark-up" (also known as the production fee) and gross profit margin in the industry from a traditional mark-up of 30% to a recent average of 25% to 28%.

     Advertising agencies award jobs to commercial production companies with an accompanying bid. The award bid contains all of the costs associated with that particular commercial and is broken down into direct costs of production (pre-production and production, crew labor, location and travel, props, wardrobe, studio rental, set construction, equipment rental, raw film stock and development, director's fees and insurance) and indirect costs (the production company's fee, talent and editorial post-production).

     The bid mark-up is based on a percentage of direct costs excluding director fees and insurance. The bid mark-ups are typically in the range of 25-28% which are down from 28-30% over the past several years and down from 30-32% of five years ago. According to the American Association of Advertising Agencies, Inc. Survey dated June 1995, the average mark-up charged by production companies has declined over the last decade from 35% to approximately 28% in 1995.

     Gross profits are affected by the original bid mark-up and the efficiencies of each production. The gross profit as a percentage of total revenue on a 28% mark-up equates to approximately 16.5% gross profit before director participations. After director participations the gross profit is approximately 13-15%.

     The above factors have led to cost cutting, mergers of commercial production companies and the cessation of operations by some commercial production companies. The company has instituted measures to increase production efficiencies and decrease operating overhead in order to increase its gross profit margins as a percentage of revenues under the existing market conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

INCREASE IN BREADTH OF EXPERIENCE OF COMPANY'S DIRECTORS

     Historically, the Company has increased the breadth of experience of the Company's directors by expanding the number of directors who are associated with the Company and by forming and building new commercial production companies, each built around key management and commercial directors. Management has attempted to employ directors who fill genre gaps such as table top items (i.e., food, packaged goods, and small items), dance and music, cosmetics, fashion and comedy, rather than directors who duplicate existing areas of expertise. By increasing the number of directors associated with the Company and by increasing their breadth of experience, the Company increases the types of commercials that the Company is able to produce. This enhances the Company's ability to bid on entire advertising campaigns consisting of commercials in many advertising genres as opposed to bidding on individual commercials within a campaign.

     The Company attracts and retains commercial directors by offering such directors the opportunity to work in an organization with a highly effective sales force and a high-quality staff of executive producers and back-office support. The Company offers directors the ability to work in an environment that fosters creativity by relieving directors of the worry and burden of running a business or financing the projects on which they work. The Company also provides directors with a measure of financial stability that traditional, independent operations are unable to match. The director's fees payable by the Company for specific commercial projects tend to fall within the range of $5,000 to $15,000 per shooting day.

EXPANSION INTO ANCILLARY BUSINESSES

Music Videos

     The Company is in the music video production business through its subsidiary, The End, Inc. The production of music videos currently accounts for a small percent of the Company's business. The production cycle for music videos is similar to that of television commercials, but the budgets are generally smaller: $50,000 to $100,000 and occasionally up to $1,000,000. The Company is also generally involved in the post production phase of music video production which is not typically the case in commercial production. The client for music videos is usually the record label or the performer directly and not an advertising agency.

Infomercials

     During January 1995, the Company entered the infomercial business through a new subsidiary, Harmony Media Communications, Inc. Infomercials, including interactive commercials, use a longer time format as a vehicle for selling and demonstrating products and services. The average half-hour infomercial costs between $250,000 and $1,000,000 to produce and takes approximately three months to complete through post production. The production of infomercials currently accounts for an extremely small percentage of the Company's business.

MARKETING STRATEGY

     The markets for television commercials consist of national/regional television networks, regional television stations and syndication and national cable networks. Within each of these markets there exist sub markets based on the nature of the advertiser -- national or multi-national companies versus local businesses and high and low budget commercials. The "spots", as they are called in the business, are placed by the advertiser through its advertising agency.

     Traditionally, the Company's marketing efforts have focused on national and multi-national advertisers, national network commercials and higher budget commercials. Generally, the Company's budgeted price for a commercial ranges from $100,000 to $400,000 and occasionally in excess of $1,000,000.

     The Company's subsidiaries' services are marketed by a staff of sales representatives who seek out available commercial projects suitable for the Company's commercial directors. These efforts are usually directed towards advertising agencies located in New York, Los Angeles, Chicago, Detroit, Dallas, San Francisco and other markets.

     Like the commercial directors, most sales personnel work exclusively for a subsidiary out of offices located in Los Angeles and New York. The Company also employs independent sales representatives on a select basis.

     To sell the commercial director's work, the sales staff uses as its primary tool the commercial director's reel. This reel is a visual "resume" containing samples of a particular director's work (most frequently in the form of commercials) demonstrating the director's creativity and experience. Several reels are developed by each company (company reels) featuring its commercial directors and highlighting different creative areas and subject matter. These reels are consistently updated.

     The companies also advertise in trade publications on an occasional basis to maintain visibility among advertisers and advertising agencies and to publicize specific information such as additions to the directorial roster, completion of a significant commercial, or the recognition of awards and achievements.

     The marketing of music videos is done by The End, Inc. and is achieved through its very specialized expertise. Music videos are marketed directly to an individual artist and/or record company. The End, Inc. has the reputation and the relationships from which the business is derived.

THE MAKING OF A COMMERCIAL

     The commercial production process is divided into several stages: creating the concept; bidding; pre-production; principal photography; and post-production. Commercial production companies usually enter the process at the bidding phase and leave the process prior to the post production phase. The creation of music videos is divided into similar stages, except most music video contracts include post production.

     The Initial Concept. Advertising agencies develop commercial ideas based upon the needs of their clients. These ideas are embodied in a story board written and created by the advertising agency. The story board combines the script and the visual story line. After the client approves the idea, the agency approaches several production companies to determine how each company and its director would bring the commercial concept to fruition. It is common for the production companies to be selected for a bid based primarily on the reputation and talent of commercial directors associated with the production company.

     Bidding. Personnel at the television commercial production companies analyze the commercial concept as communicated by the advertising agency. The director and his associates at the production company determine how the story board can best be captured on film. They ascertain what subcontractors must be hired, what locations must be secured, what free-lance technical support is to be employed, what equipment is to be leased and what the total cost will be to film the commercial. During this stage, the television production company staff and the director often suggest changes to the story board both to enhance the commercial and to enable the commercial to be filmed within the agency's and client's budget expectations. The time frame from submission of a budget to completion and delivery of a commercial usually ranges from three weeks to six weeks.

     A final bid is then submitted to the agency. The bid includes the cost of shooting locations, actors (if applicable), technical personnel, props and sets, and other production materials.

     The agency selects the production company. Several factors contribute to the decision such as the director's ideas about how the commercial would be shot, the bid submitted by the production company, the reputation of the director and the relationship between the agency, advertiser and production company.

     Pre-Production. Once the commercial is "awarded", the production company enters the pre-production period. The production company hires a line producer who works with the director to produce the commercial. Locations are selected; sets are designed and built; props fabricated and/or procured; and, if applicable, characters are cast and wardrobe selected. At a formal meeting preceding the shooting days, the agency approves all of the creative choices made in preparation for filming.

     Principal Photography. Principal photography usually ranges from one day to a month depending upon the number of commercials shot and the technical complexity of the commercial. The Company engages independent contractors and crews on a commercial-by-commercial basis to perform the tasks involved in the production of the commercial. Typically, for a one spot commercial, principal photography will last one to two days.

     Throughout the shooting process, agency personnel approve each scene as shot.

     The commercial is shot on motion picture film which is developed at a laboratory. The developed images are then viewed by the agency, the advertiser and the production company.

     Post-Production. The post production process involves editing the film footage and sound (which may or may not be recorded during production) through color correcting the final video. This process may also involve voice-over, titles, music and special effects. Whereas the commercial director may or may not be an active part of the post production process, the director of music videos does take on the post production responsibility.

     Most often the agency independently edits the commercial. The production company director may attend the editorial sessions and may be responsible for providing a first cut for the agency. The edit is then completed and approved by the agency and the client. Most typically, the Company is not involved in the post production process.

     The post production phase for music videos is more akin to movie production then commercial production as relates to the involvement of the director. The director plays an active role in the complete process, delivering to the artist or record company a complete and totally finished product.

FINANCING THE PRODUCTION OF COMMERCIALS

     The bid submitted to the client takes one of three forms: a "cost plus fixed-fee" bid, a "cost plus" bid or a "firm" bid. If a commercial is produced within the framework of a "firm" bid, the production company is responsible for variations within the budget. If the commercial is filmed under a "cost plus/fixed-fee" bid, production costs are charged to the client as incurred within the limits of the budget and the production company receives a predetermined fixed fee for its work. If the commercial is filmed under "cost plus" bid, production costs are charged to the client as incurred within the limits of the budget and the production company receives a percentage of the final costs for its work.

     Despite the differences in the structure of the forms of bid, the risk of cost overages to the Company of a "firm" bid as opposed to a "cost plus/fixed-fee" bid or a "cost plus" bid are not substantially different because in each case the Company is responsible for unapproved cost overages that exceed the budget. During fiscal 1996, approximately 95% of the Company's television commercial productions were "firm" bid and approximately 5% were "cost plus/fixed-fee" bid or "cost plus".

     The production company and the producer of the commercial carefully monitor costs throughout the filming process. The agreed upon bid is often altered because during the principal photography stage the agency, client and director agree upon a new creative option or because of unexpected occurrences such as inclement weather. When this occurs, and the project costs exceed the original budget, the increased cost is paid for by the agency and its client.

     In most circumstances, the Company bills the advertising agency for 33%-70% of the entire budget as stated in the bid, to be paid in advance or on the first day of principal photography. The remainder of the contract price is generally paid in one or more installments by the agency within 30 to 120 days after completion of principal photography.

PROPERTIES AND FACILITIES

The Company leases the following properties:

COMPANY / ADDRESS                                TERM OF LEASE                                SUMMARY OF RENTAL RATES

Harmony Holdings, Inc.  (Office)                 2/1/95 - 1/31/2000                           Years 1-3: $7500/month
1990 Westwood Blvd. Suite 310                                                                 Remainder $8,250/month
Los Angeles, California 90025
                                                                                              Years 1-3: $1,875/month
Space extension                                  4/1/95 - 1/31/2000                           Remainder $2063/month

Harmony Pictures, Inc.  (Office)                 12/1/94 - 11/30/2001                         10,530/month
6806 Lexington Ave.                                                                           6/1/97: Increase of 7-1/2%
Hollywood, California 90038                                                                   12/1/99: Increase of 7-1/2%

Curious Pictures Corporation (Office and         1/1/94 - 12/31/2003                          Years 1-4: $11034/month
Production)                                                                                   Remainder: $11979/month
440 Lafayette Street                                                                          Annual rent increase of 3 1/2%
New York, New York 10003

Curious Pictures Corporation (Production)        4/1/95 - 3/31/97                             Year one: $3,300/month
48 Great Jones Street                                                                         Year two:  $3,400/month
New York, New York 10003

Curious Pictures Corporation  (Office and        9/1/96 - 8/31/99                             Monthly:   $2,245
Production)                                                                                   Annual rent increase of 3 -6%
1360 Mission Street #201
San Francisco, California 94103

The End, Inc. (Office)                           Suite 400: 5/1/94 - 4/30/97                  Monthly:   $5,425
8060 Melrose Avenue 4th floor                    Suite 200: 5/1/94 - 4/30/97                             $1,020
Los Angeles, California 90046                    Suite 205: 4/1/95 - 4/30/97                             $1,948
                                                 Suite 215: 4/1/95 - 4/30/97                             $  775
                                                 Suite 230: 12/1/94 - 4/30/97                            $  859

Harmony Media Communications, Inc.               4/1/95 - 1/31/2000                           Years 1-3: $1,875/month
(Office)                                                                                      Remainder $2063/month
1990 Westwood Blvd. Suite 310
Los Angeles, California 90025

Harmony Pictures, Inc.                           1/1/94 - 10/23/98                            1995         $10,429/month
The End, Inc.(Office)                                                                         1996         $10,742/month
119 5th Avenue, 6th floor                                                                     1997         $11,064/month
New York, New York 10017                                                                      1998         $11,396/month

The End (London) Ltd.                            1/1/97 - 12/31/2000                          Annual rent (Pounds)15,375
8 Golden Square, 3rd floor                                                                    Annual service charge (Pounds)2,757
London, England W1RAF

     The Company also leases storage facilities in New York, New York; Los Angeles, California; and Sun Valley, California.

     The Company believes that its current facilities are sufficient for its immediate needs.

EMPLOYEES

     The Company employs 55 persons on a full-time basis. Additionally, the Company has 33 directors of commercials under contract most of whom are independent contractors and 13 salespersons, some of whom are independent contractors. Of such persons, 9 are officers or other senior executives of the Company. The Company does not anticipate any material change in the number of its full-time employees in the near future. None of the Company's full-time employees are represented by a labor union and the Company believes that it has good relationships with its employees.

     The Company, through certain of it's subsidiaries, is a party to collective bargaining agreements with the Directors Guild of America, Screen Actors Guild and the International Alliance of Theatrical Stage Employees. Other than these collective bargaining agreements, the Company is not a party to any collective bargaining agreements. It is possible that some of the Company's future business activities will be affected by the existence of collective bargaining agreements because many of the performing artists and technical personnel, such as cameramen and film editors, that it employs on a free-lance basis are members of unions who are parties to collective bargaining agreements. The extent to which collective bargaining agreements may affect the Company in the future is not determinable. Industry strikes in the future by members of these unions could delay or disrupt the Company's activities.

COMPETITION

     The television commercial production industry is a highly fragmented $2 billion dollar industry, with most of the Company's competitors being relatively small operations. The Company's large director roster with its range of creative ability, expertise and wide experience coupled with the Company's reputation, advertising agency relationships and financial strength, provide the Company with a competitive edge.

     Due to the fragmentation of the competition in this industry, it is possible for the Company to increase market share even if the market should contract. Since the market is approximately $2 billion, with no company currently having more than 3%, there is potential for significant growth.

     There is no one commercial production company or group of companies that dominates the industry. The Company believes it is the largest company in the industry. There are no published or reliable sources of information on other television commercial production companies with which to make a comparison. The leaders in the business are, in general, larger companies like The Company, such as: Propaganda Films, Partners USA, Ridley Scott Associates (RSA) and Industrial Light and Magic.

LEGAL PROCEEDINGS

     A lawsuit was filed on March 22, 1996, (served August 12, 1996) in Superior Court of the State of California, County of Los Angeles. A wrongful death claim has been made by the estate of Henry Gillermo Urgoiti, his wife and three children for an accident that occurred during the filming of a music video in August, 1995. The complaint contains six causes of action, three causes for negligence, one cause for negligent product liability, one cause for strict liability and one cause for breach of warranty. Advertising, Inc., has been named in all six causes of action, Harmony Pictures Inc., The End Inc. and three of its employees have been named in one of the negligence claims. Other defendants include Southern California

Edison, Virgin Records America, Inc., Bell Helicopters and Helinet Aviation Services. Management has been advised by the Company's insurance broker that there is adequate insurance to cover any damages assessed against the Company.

     A cross-complaint related to the preceding matter, was filed on December 23, 1996 in Superior Court of the State of California, County of Los Angeles. The complaint was filed by Virgin Records Limited against The End, Inc and Southern California Edison for contractual indemnity, equitable indemnity, comparative contribution and declaratory relief. While it is too early in the discovery process to assess economic risk or insurance coverage, management has been advised by the Company's insurance broker that there is adequate insurance to cover any damages assessed against the Company.

     On October 9, 1996, Unimedia filed an action (served on October 13, 1996) in the United States District Court for the Central District of California against the Company and its Chairman of the Board, seeking, among other things, rescission of the purchase of the Company's Common Stock, specific performance requiring the company to proceed with the transaction contemplated by the agreement and described in the part of this prospectus referred to below, damages for violation of Rule 10b-5 adopted by the Commission under the Exchange Act, fraud and breach of contract, and declaratory and injunction relief. In view of the early stage of this action, management of the Company is not in a position to express an opinion with respect to the action, but believes it to be without merit and will vigorously defend the action. See "THE COMPANY- Recent Litigation Relating to Proposed Acquisition."

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to each of the Directors and executive officers of the Company at December 31, 1996:


NAME                   AGE     POSITION WITH THE COMPANY
----                   ----    -------------------------

Harvey Bibicoff        57      Chairman of the Board, Chief Executive
                               Officer, Director and Acting Chief Executive
                               Officer and President of Harmony Pictures, Inc.

Brian Rackohn          37      Chief Financial Officer, Secretary

Stephen Oakes          41      President of Curious Pictures, Inc.

Elizabeth Silver       35      President of The End, Inc.

Ivan Berkowitz         50      Director

Harry Shuster          60      Director

     Harvey Bibicoff has served as Chief Executive Officer since January 19, 1996, and as Chairman of the Board of Directors and as a director of the Company since August 1991. Since May 1996, Mr. Bibicoff has acted as Chief Executive Officer of Harmony Pictures, Inc. Mr. Bibicoff served as the Chairman of the Board, Chief Financial Officer, Secretary and as a director of Ventura from May 1988 through April 1995. From 1989 until March 1995, he served as an officer and director of The Producers Entertainment Group Ltd., a subsidiary of Ventura whose stock is traded on NASDAQ as "TPEG". Since 1981, Mr. Bibicoff has been the sole shareholder of Bibicoff & Associates, Inc., a financial consulting firm that is engaged in the representation of public companies in their relationships with the investment banking and brokerage communities. Mr. Bibicoff received a Bachelor of Science degree from Bowling Green State University in 1960 in business and finance and a J.D. degree from Columbia University School of Law in 1963. He was previously admitted to the practice of law in New York State.

     Brian Rackohn has been the Chief Financial Officer of the Company since March 1994 and Secretary since December 1, 1995. Previously, Mr. Rackohn served five years as the General Manager and Chief Financial Officer of Superior Stamp & Coin Co., Inc. of Beverly Hills, California. Mr. Rackohn is a California CPA (December 1984) and spent seven and one-half years in public practice, including being employed by the national accounting firm of Deloitte & Touche. Mr. Rackohn received a Bachelor of Science degree in business administration with an emphasis in accounting from California State University Northridge in 1982. Mr. Rackohn is a member of the California Society of CPAs and the American Institute of CPAs.

     Stephen Oakes has been President of Curious Pictures Corporation since January 1993. Prior to that, Mr. Oakes founded Broadcast Arts in 1981. He has directed over 270 mixed-media commercials, was creative director and producer for the original season of "Pee-Wee's Playhouse" for CBS, and was designer, director or producer of on-air graphics and program openings for networks and cable groups, including CBS, MTV, HBO, Cinemax and Showtime.

     Elizabeth Silver has been President of The End, Inc. since April 1993. Ms. Silver founded The End, Inc. along with The End's Vice President and Senior Executive Producer, Luke Thornton, in March 1991. Previously, Ms. Silver and Mr. Thornton headed several major production companies' music video divisions. Ms. Silver and Mr. Thornton each have over a decade of musical film production and program ming experience. They have produced over 400 music videos, long-form home video, television specials, documentaries and a feature film. Their efforts have been awarded numerous honors, including MTV Music Video Awards for Best Conceptual Video, Best New Artist and Billboard Award for Best Video.

     Ivan Berkowitz has served as Managing General Partner of Steib & Company, an investment part nership based in New York, New York, since 1993. In addition, Mr. Berkowitz acts as President of Great Court Holdings Corporation and is Chairman of Migdalei Schekel, also investment companies, located in New York and Tel Aviv, respectively, positions which he has held since 1989 and 1990, respectively. Mr. Berkowitz is also a Director of Polyvision Corp., a company engaged in the information display, and Propierre I, a Paris, France, mutual fund.

     Harry Shuster has been Chairman of the Board, President and Chief Executive Officer of United Leisure Corporation, a publicly-traded company, for over 20 years. Mr. Shuster also acts as an independent consultant and as chairman of the board, president and chief executive officer of United Restaurants, Inc., a publicly-traded restaurant owner-operator company founded in 1993, whose offices are located in Los Angeles, California. In 1990, Lion Country Safari, Inc. California, a subsidiary of United Leisure Corporation, in connection with major litigation with its landlord, was forced to seek protection under the United States Bankruptcy Code by the filing of a voluntary case under Chapter 11 of such Code. By filing the Petition, the subsidiary was able to protect its assets from the claims of the landlord and finally obtained a jury verdict in excess of $42 million against the landlord. A new trial of this matter has been ordered, but the voluntary case has been dismissed by stipulation between the parties.

     As a result of the recent resignation of Jonathan Miller as a Director, there is now a vacancy on the Company's Board of Directors. Such vacancy may be filled, for the remainder of the current term, by the remaining members of the Board.

     Directors of the Company are elected to an annual term that expires at the Company's annual meeting of stockholders. There are no family relationships between any of the officers and Directors.

EXECUTIVE COMPENSATION

     The following table sets forth the cash compensation paid or awarded to the Chief Executive Officer and each of the four most highly compensated executive officers of the Company whose aggregate cash compensation exceeded $100,000 for all services rendered to the Company and its subsidiaries in each of fiscal years ended June 30, 1996, 1995 and 1994:

                          SUMMARY COMPENSATION TABLE


                                                                                                                  LONG TERM
                                                                                                                  COMPENSATION
                                                                                                                  AWARDS
                                                                                                                  ------------
                                                 FISCAL YEAR         SALARY         BONUS          OTHER          OPTIONS/SARS
NAME AND PRINCIPAL POSITION                      ENDED               AMOUNT         AMOUNT         AMOUNTS        (NUMBER)
---------------------------                      -----------         --------       --------       -------        ------------
Gary Horowitz, CEO (1)                           1996                $181,042             --            --         225,000 (3)
                                                 1995                 302,500       $ 25,000       $    --         150,000 (4)
                                                 1994                 213,000             --        90,000 (2)     250,000 (4)

Harvey Bibicoff, Chairman (5)                    1996                 165,000             --            --              --
                                                 1995                 165,288             --            --              --
                                                 1994                 170,313             --            --         250,000

Jonathan Miller (6)                              1996                 250,000        235,172            --              --
President, Harmony Pictures, Inc.                1995                 302,077         20,000                       100,000
                                                 1994                 108,200             --            --              --

Brian Rackohn, CFO, Secretary                    1996                 114,900             --            --              --
                                                 1995                 101,923             --            --          25,000
                                                 1994                  35,019             --            --          25,000

--------------------
(1) On January 19, 1996, the Company terminated Mr. Horowitz's employment.
(2) Payment for consulting services prior to becoming CEO.
(3) On August 15, 1996, Mr. Horowitz exercised a put to Mr. Bibicoff for all 225,000 options that was part of the settlement agreement.
(4) Retired during 1996 fiscal year.
(5) On January 19, 1996, Mr. Bibicoff became the interim CEO of the Company as a result of Mr. Horowitz's termination.
(6) On June 30, 1996, Mr. Miller's contract expired and was not renewed.

Stock Option Grants in Fiscal Year ended June 30, 1996. The following table contains information concerning the grant of stock options under the Stock Option Plan to the Named Executive Officers, as that term is defined by Rule 402(a)(3) of Regulation S-K of the Rules and Regulations adopted by the Commission under the Act, in the fiscal year ended June 30, 1996:


            STOCK OPTIONS/GRANTS IN FISCAL YEAR ENDED JUNE 30, 1996

                                                                              POTENTIAL REALIZABLE
                                                                              VALUE AT ASSUMED
                                                                              ANNUAL RATES OF
                                                                              STOCK PRICE
                                                                              APPRECIATION
                                INDIVIDUAL GRANTS                             FOR OPTION TERM
---------------------------------------------------------------------------   --------------------
                                     % OF TOTAL
                                     OPTIONS
                           OPTIONS   GRANTED IN     EXERCISE     EXPIRATION
NAME                       GRANTED   FISCAL YEAR    PRICE        DATE         5%         10%
------------------------   -------   -----------    ----------   ----------   -------    ---------
Gary Horowitz              225,000   51%            $1.50        02/12/01     $93,000    $206,000

Stock Option Exercises in Fiscal Year ended June 30, 1996 and Option Values at June 30, 1996. The following table provides information on the Named Executive Officers' unexercised options at June 30, 1996. None of the Named Executive Officers exercised any options during the fiscal year ended June 30, 1996:

                     STOCK OPTION VALUES AT JUNE 30, 1996

                                                    FOR THE YEAR ENDED 6/30/96

NAME                        SHARES ACQUIRED   DOLLAR VALUE   NUMBER OF             VALUE OF
                            FROM OPTIONS      REALIZED ON    UNEXERCISED           IN-THE-MONEY
                            EXERCISED         EXERCISE       OPTIONS/SARS          OPTIONS/SARS
                                                             AT FY-END (#)         AT FY-END ($)
---------------             ---------------   ------------   -------------   --------------------------
Gary Horowitz               0                 0              275,000         (e)    141,750        (e)

Harvey Bibicoff             0                 0              275,000         (e)          0        (e)

Jonathan Miller             0                 0              100,000         (e)          0        (e)

Brian Rackohn               0                 0               37,500         (e)          0        (e)

                                                              12,500         (ue)         0        (ue)

(e)  Exercisable
(ue)  Unexercisable

COMPENSATION OF DIRECTORS

     No fees are paid to members of the Board of Directors of the Company who are also officers or employees of the Company for their services as members of the Board of Directors. No options were issued to the Company's outside Directors during the fiscal year ending June 30, 1996. It is the policy of the Company to reimburse all Directors for reasonable travel and lodging expenses incurred in attending meetings of the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company currently has no compensation committee or other board committee performing equivalent functions. Mr. Horowitz and Mr. Bibicoff, both of whom were officers and employees of the Company, participated in deliberations of the Board of Directors of the Company concerning executive officer's compensation during the fiscal year ended June 30, 1996.

EMPLOYMENT AGREEMENTS

     On July 1, 1994, Jonathan Miller entered into a two-year employment contract with the Company, which expired on June 30, 1996. Under the agreement, Mr. Miller earned a salary of $250,000 and received a $20,000 signing bonus. Additionally, he was granted five-year stock options to purchase 100,000 shares of the Common Stock at an exercise price of $3.00 per share. Mr. Miller has a bonus plan in which he was be paid a bonus of 15% of the pre-tax profits of Harmony Pictures if the pre-tax profits exceed $250,000, and 20% if they exceed $500,000. There was no bonus due for fiscal 1996 and $235,172 was paid for fiscal 1995.

      On January 1, 1997, Brian Rackohn, Chief Financial Officer, of the Company, entered into a two-year employment contract with the Company, which contract expires on December 31, 1998. Under the contract, Mr. Rackohn is entitled to a salary of $132,000 in year one, $141,000 in year two and was granted five-year options to purchase 75,000 shares of the Company's Common Stock at an exercise price of $1.50 per share. In addition 50,000 existing five-year options previously granted to Mr. Rackohn, to purchase shares of the Company's Common Stock were canceled.

     On May 2, 1994, Harvey Bibicoff, Chairman of the Board entered a four-year employment contract with the Company, which expires on June 30, 1998, unless extended, based on the contractual provisions. Mr. Bibicoff earns a salary of $165,000 and was granted five-year options to purchase 250,000 shares of the Company's Common Stock at an exercise price of $2.50 per share. On October 1, 1996, Mr. Bibicoff entered into a second amendment of a four-year employment contract with the Company, which contract expires on August 19, 2000, unless extended in accordance with the contract. Mr. Bibicoff is entitled to a salary of $265,000 per year and was granted five-year options to purchase 350,000 shares of the Company's Common Stock at an exercise price of $1.50 per share.

     Mr. Horowitz was employed under an agreement that was to expire on June 30, 1997. Mr. Horowitz earned a salary of $325,000 per year, received a $25,000 bonus. On January 19, 1996, the Company terminated the services of Mr. Horowitz as its President and Chief Executive Officer.

STOCK OPTIONS

Stock Option Plan

     The Company has a Stock Option Plan, which was adopted on August 7, 1991, and amended in December 1995. The purpose of the Stock Option Plan is to secure for the Company and its stockholders the benefits arising from stock ownership by selected employees of the Company or its subsidiaries as the Board of Directors of the Company (the "Board"), or a committee thereof constituted for that purpose, may from time to time determine.

     The Stock Option Plan provides for the granting of an aggregate of incentive and non-incentive options to purchase up to 3,250,000 shares of the Common Stock. The Stock Option Plan authorized the grant of options to purchasers of Common Stock intended to qualify as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code, and the grant of options do not qualify ("Non-Qualified Options") as incentive stock options under Section 422 of the Code.

     The Stock Option Plan is currently administered by the Board. The Board, subject to the provisions of the Stock Option Plan, has full power to select the individuals to whom awards will be granted, to fix the number of shares that each optionee may purchase, to set the terms and conditions of each option, and to determine all other matters relating to the Stock Option Plan. The Stock Option Plan provides that the Board will select grantees from among full-time employees, officers, directors and consultants of the Company or its subsidiaries, and individual or entities subject to an acquisition or management agreement with the Company.

     The option exercise price of each option shall be determined by the Board, but shall not be less than 100% of the fair market value of the shares on the date of grant in the case of Incentive Options and not less than 85% of the fair market value of the shares on the date of grant in the case of Non-Qualified Options granted to employees. No Incentive Options may be granted to any employee who owns at the date of grant stock representing in excess of 10% of the combined voting power of all classes of stock of the Company or a parent or a subsidiary unless the exercise price for stock subject to such options is at least 110% of the fair market value of such stock at the time of grant and the option term does not exceed five years.

     The term of each option shall be fixed by the Board and may not exceed ten years from the date of grant. If a participant who holds options ceases, for any reason, to be an employee, consultant or director of otherwise affiliated with the Company (the "Termination"), the option expires 90 days after such Termination. Notwithstanding the foregoing, in the event of Termination due to the optionee's death or incapacity, the option will terminate 12 months following the date of such optionee's death or incapacity. Options granted under the Stock Option Plan may be exercisable in installments. The aggregate fair market value of stock with regard to which Incentive Options are exercisable by an individual for the first time any calendar year may not exceed $100,000.

     Upon the exercise of options, the option exercise price must be paid in full, either in cash or other form acceptable to the Board, including delivery of a full recourse promissory note, delivery of shares of Common Stock already owned by the option or delivery of other property. Unless terminated earlier, the Stock Option Plan will terminate on August 7, 2001.

     As of June 30, 1996, the Company had granted options under the Stock Option Plan at exercise prices ranging from $2.00 to $6.00 per share to acquire a total of 1,920,050 shares of Common Stock, of which 60,300 have been exercised and 475,000 are currently exercisable.

     The following table contains information concerning the Stock Option Plan for the years ended June 30, 1996, 1995 and 1994:


INCENTIVE
STOCK
Options                      1996      1995       1994
                           -------   -------   ---------

Options Granted            215,750   375,500   1,300,550
Options Exercised              300    20,550      59,750
Options Exercisable        475,000   540,400     273,150

Other Stock Options

     The Company has also granted an aggregate of 1,154,500 other stock options which expire through February 12, 2001, and are exercisable at prices ranging from $1.50 to $5.75 per share, of which 491,500 have been exercised and 262,000 are exercisable. None of these options were granted pursuant to the Stock Option Plan.

     Activity for the years ended June 30, 1996, 1995 and 1994 is as follows:

                                 1996      1995      1994
                               -------   -------   -------
Options Granted                229,000   166,500   743,000
Options Exercised                    0         0   491,500
Options Exercisable            262,000    85,000   145,000

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table sets forth the number of shares of Common Stock of the Company beneficially owned as of December 31, 1996, by: (i) each person who beneficially owns more than five percent of the Company's Common Stock; (ii) each Director and Named Executive Officer of the Company as that term is defined by Rule 402(a)(3); and (iii) all executive officers and Directors of the Company as a group. Except as noted, the person named as sole voting and dispositive power over the total number of shares beneficially owned:

                                        AMOUNT AND
NAME AND                                NATURE OF         PERCENTAGE
ADDRESS OF                              BENEFICIAL        OF OUTSTANDING
BENEFICIAL OWNER (1)                    OWNERSHIP (2)     COMMON STOCK
--------------------                    -------------     --------------
Harvey Bibicoff                         1,285,000                19.2%

Brian Rackohn                              50,000 (3)             0.0%

Ivan Berkowitz                             25,000                 0.0%

Harry Shuster                              25,000                 0.0%

Unimedia                                1,000,000 (4)            15.0%

All officers and Directors as a group
 (6 persons)                            1,385,000 (3)            27.1%

____________________
(1) The address of all executive officers and Directors is 1990 Westwood Boulevard, Suite 310, Los Angeles, California 90025.
(2) Except as noted below, beneficial owners of Common Stock possess sole voting and investment power with respect to the shares listed opposite their names.
(3) Consists of immediately exercisable options. Does not include options to purchase Common Stock that are not immediately exercisable held by the following persons: Mr. Rackohn--25,000.
(4) These are the same shares whose purchase is sought to be resigned by Unimedia. See "THE COMPANY - Recent Litigation Relating to Proposed Aquisition" and BUSINESS - Legal Proceedings".

                  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   During 1994, the Company entered into an informal arrangement with Ventura to produce an infomercial. As of June 30, 1995, the project had not been completed and costs of approximately $184,000 are included under the line item in "other assets" on the Company's consolidated balance sheet. As of June 30, 1996 the cost of the investment was $245,000 and has been written off as an abandoned project.

   On February 25, 1994 (amended on April 8, 1994), the Company entered into a revolving line of credit arrangement to loan money to Ventura. The amount of the note was $700,000 and bore interest at 8% per annum. A $20,000 commitment fee was paid to the Company. On August 17, 1994, the note was paid in full.

   On April 15, 1994, the Company entered into an additional revolving line of credit arrangement with Ventura. The amount of the note was $250,000 and bore interest at 8% per annum. A $5,000 commitment fee was paid to the Company for the note and the note was paid in full on May 12, 1994.

   In connection with its acquisition of Harmony, Ventura had agreed to make additional payments to Mr. Lieberman of up to $400,000 based on certain future billing of Harmony. By June 30, 1992, all of these payments had been earned and paid by Harmony. Ventura agreed to reimburse Harmony for amounts so paid on or before April 1, 1994. This obligation, which aggregated $325,000 at June 30, 1992 plus interest thereon at the annual rate of 10% was secured by 108,000 shares of Harmony's common stock owned by Ventura. Ventura's obligation to Harmony was nonrecourse and, if Ventura had failed to make the required payment, Harmony would have been entitled solely to such 108,000 shares of common stock with no additional obligation of Ventura. As of June 30, 1993, Harmony agreed to cancel all amounts due from Ventura to Harmony (which aggregated approximately $475,000 including the nonrecourse notes and interest thereon) as consideration for the certain tax losses received by Harmony as a result of Harmony's inclusion in Ventura's consolidated federal income tax returns for 1990 and 1991. Subsequent to Harmony's initial public offering in November 1991, Ventura's ownership of Harmony was reduced to below 80%. As a result, tax year 1991 was the last tax year for which Harmony could be included in Ventura's consolidated federal income tax returns. Since Harmony and Ventura could no longer file consolidated tax returns, the tax laws require an allocation of Ventura's tax loss carry forwards between Ventura and Harmony. As result of these tax provisions, Ventura was required to allocate to Harmony for tax years 1990 and 1991, tax losses of Ventura and its subsidiaries of $1,788,781 in excess of those that Harmony would have had if it had filed tax returns separate from Ventura for those tax years. Conversely, Ventura therefore lost $1,788,781 of tax loss carry forwards aggregating $1,788,781 because these tax loss carry forwards have a remaining term of thirteen years, Harmony's management believes it can utilize these tax loss carry forwards in less than thirteen years. The tax loss carry forwards represent a benefit that Harmony would not have received if it had not filed consolidated returns with Ventura. Ventura could not have repaid its obligations to Harmony unless Ventura sold some of the shares of Harmony stock that are owned by Ventura, and the obligations were nonrecourse, therefore, Harmony's sole recourse in the event of a default by Ventura would have been to foreclose against the 108,000 shares of Harmony stock that secured these obligations. For purposes of this cancellation of debt, the $1,788,781 of tax loss carry forwards were valued at approximately $457,000 based on an assumed tax savings of $608,000 assuming a 34% federal tax rate would be applicable to Harmony and applying a 25% discount to the assumed tax savings of $608,000 in light ofThe Company's inability to use the tax loss carry forwards during the then current tax year. Since there is no assurance that The Company will ever be able to utilize the tax loss carry forwards, The Company wrote-off the value of the tax loss carry forward rather than carry such value on its books.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

   The Company's authorized capital stock includes 20,000,000 shares of Common Stock, $.01 par value per share. As of June 30, 1996, there were 5,693,198 shares of Common Stock outstanding.

   The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. However, the current policy of the Board of Directors is to retain earnings for the operation and expansion of the Company. See "Dividend Policy". The holders of Common Stock are entitled to one vote per share on all matters submitted to stockholders for a vote. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company which are legally available for distribution, after payment of or provision for all debts and liabilities. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the Common Stock offered hereby will be, when issued, fully paid and nonassessable.

PREFERRED STOCK

   The Company's authorized capital stock includes 10,000,000 shares of Preferred Stock, $.01 par value per share. As of the date of this Prospectus, the Company had no shares of Preferred Stock outstanding. The Board of Directors has the authority, without stockholder approval, to issue the Preferred Stock in one or more series and to fix the relative rights and preferences thereof. The terms of such Preferred Stock could include the right to vote, separately or with any other series of Preferred Stock, on any proposed amendment to the Company's Certificate of Incorporation or any other proposed corporate action, including business combinations and other transactions. Such rights could adversely affect the voting power of the holders of Common Stock. The Board of Directors does not presently contemplate the issuance of any Preferred Stock except in connection with the acquisition of other television commercial production companies or ancillary businesses. However, the Company has not identified any potential candidates for acquisition. In addition, the ability of the Company to issue the authorized but unissued shares of Preferred Stock could be utilized to impede potential take-overs of the Company. Furhtermore, the litigation commenced by Unimedia seeks to force the Company, among other things, to issue all authorized shares of perferred stock. See "The Company Recent Litigation Related to Proposed Transaction".

DELAWARE ANTI-TAKEOVER LAW

   The Company is subject to the provisions of Section 203 of the Delaware General Corporate Law. That section provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares held by Directors, officers and certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined to include any person, and the affiliates and associates of such person, that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. The board of directors of the Company approved the transactions with Unimedia and its shareholder, thus coming within the exclusion set forth in clause I of the first sentance of the preceeding paragraph.

SHARES ELIGIBLE FOR FUTURE PUBLIC SALE

   There are outstanding shares of Common Stock which are "restricted securities" held by affiliates within the meaning of Rule 144 of the rules and regulations adopted by the commision under the Act. Such shares, if held for at least two years after payment in full therefore, may be eligible for sale in a normal brokerage transaction in reliance upon Rule 144 thereunder.

   Any affiliate or other person who sells restricted securities of an issuer for his own account shall be deemed not to be engaged in a distribution of such securities and therefor not to be an underwriter thereof within the meaning of
Section 2(11) of the Securities Act if all of the following conditions are met. First, there must be available adequate current, public information with respect to the issuer of the securities. If the issuer has securities registered pursuant to Section 12 of the Exchange Act or has securities registered pursuant to the Act and has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities and has filed all reports required to be filed thereunder during the 12 months preceding such sale (or for such shorter period that the issuer is required to file such reports), such issuer is deemed to have adequate current, public information available. Second, a minimum of two years must elapse between the later of the date of the acquisition of the securities and any resale of such securities in reliance on Rule 144. Third, there are limitations on the amount of the securities that may be sold pursuant to Rule
144. Fourth, the securities must be sold in "brokers' transactions" within the meaning of Section 4(4) of the Securities Act or in transactions directly with a "market maker," as that term is defined in Section 3(a)(38) of the Exchange Act, and the person selling the securities shall not (i) solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transactions, or (ii) make a payment in connection with the offer or sale of the securities to any person other than the broker who executes the order to sell the securities. Last, certain notice requirements are imposed upon the seller if sales of the securities exceed certain volume and/or amount limits.

TRANSFER AGENT AND WARRANT AGENT

   The Transfer Agent for the Common Stock is OTR Securities Transfer Company, Portland, Oregon, which is also the Warrant Agent. The address of the Transfer Agent is 1130 Southwest Morrison, #250, Portland, Oregon 92705.

                                 LEGAL MATTERS

   The validity of the securities offered hereby will be passed upon for the Company by Edmund A. Hamburger, A Professional Corporation, Los Angeles, CA.


                            CHANGES IN ACCOUNTANTS

   On January 5, 1995 the Company, with the approval of the Board of Directors, advised Coopers & Lybrand, LLP that it was dismissing such accounting firm and was retaining the accounting firm of BDO Seidman, LLP as independent public accountants for the Company and its subsidiaries for the fiscal year ended June 30, 1995. The decision to retain BDO Seidman, LLP was not motivated by any disagreements between the Company and Coopers & Lybrand, LLP concerning any accounting matter. Coopers & Lybrand, LLP had been retained since the Company's inception (August 1, 1991) and during the entire period of their engagement with the Company relative to accounting principles or practices, financial statement disclosure, auditing scope of procedures, there were no disagreements which, if not resolved to Coopers & Lybrand, LLPs satisfaction, would have resulted in a reference to the subject matters of the disagreement in connection with its report. The Coopers & Lybrand, LLP reports on the Company's financial statements have not contained an adverse opinion or a disclaimer of opinion, nor were the opinions qualified or modified as to uncertainty, audit scope, or accounting principles, nor were there any events of the type requiring disclosure under item 304(a)(1)(v) of Regulation S-K. During the two-year period prior to January 5, 1995, the Company did not consult BDO Seidman, LLP concerning any matter.


                                    EXPERTS

   The Company's consolidated statements of operations, cash flows and stockholders' equity for the fiscal year ended June 30, 1994 included in this Prospectus and Registration Statement, have been included herein in reliance on the report of Coopers & Lybrand, LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

   The financial statements and schedule for the years ended June 30, 1996 and 1995, included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
HARMONY HOLDINGS, INC. AND SUBSIDIARIES AUDITED CONSOLIDATED
FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants.......................   F-2

Consolidated Balance Sheets as of June 30, 1996 and 1995.................   F-4

Consolidated Statements of Operations for the years ended
  June 30, 1996, 1995 and 1994...........................................   F-5

Consolidated Statement of Stockholders' Equity for the years
  ended June 30, 1996, 1995 and 1994.....................................   F-6

Consolidated Statements of Cash Flows for the years ended
  June 30, 1996, 1995 and 1994...........................................   F-7

Notes to Consolidated Financial Statements...............................   F-8

Financial Statement Schedule II - Valuation and Qualifying Accounts......  F-18

CONSOLIDATED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited).......  F-19

Consolidated Balance Sheet as of December 31, 1996 (unaudited)
  and June 30, 1996......................................................  F-19

Consolidated Statements of Operations (unaudited) for the
  Six Months Ended December 31, 1996 and 1995............................  F-20

Consolidated Statements of Operations (unaudited) for the
  Three Months Ended December 31, 1996 and 1995..........................  F-21

Consolidated Statements of Cash Flows (unaudited) for the
  Three Months Ended December 31, 1996 and 1995..........................  F-22

Notes to Consolidated Interim Financial Statements.......................  F-23

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Harmony Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Harmony Holdings, Inc. as of June 30, 1996 and June 30, 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years then ended. We have also audited the schedule listed in the accompanying index. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harmony Holdings, Inc. as of June 30, 1996 and June 30, 1995 and the consolidated results of its operations and its cash flows for each of the years then ended in conformity with generally accepted accounting principles.

Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

BDO SEIDMAN, LLP


Los Angeles, California
August 16, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS



The Board of Directors
Harmony Holdings, Inc.


We have audited the accompanying consolidated statements of operations, cash flows and stockholders' equity of Harmony Holdings, Inc. for the year ended June 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above of Harmony Holdings, Inc. present fairly, in all material respects, the consolidated results of its operations and its cash flows for the year ended June 30, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements effective July 1, 1993, the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.

COOPERS & LYBRAND, LLP

Sherman Oaks, California
September 16, 1994

HARMONY HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

                                                                                 JUNE 30,      JUNE 30,
                                                                                   1996          1995
                                                                               -----------    ----------
ASSETS
Current Assets:
     Cash                                                                          446,740       229,909
     Accounts receivable - net of allowance for doubtful account of
      $75,629 and $25,864 (Note 8)                                               3,725,404     5,294,213
     Unbilled accounts receivable                                                  376,811     1,434,402
     Prepaid expenses and other assets                                             437,153       748,330
                                                                                 ---------    ----------
      Total current assets                                                       4,986,108     7,706,854

Property and equipment, at cost, less accumulated depreciation and
 amortization (Note 2)                                                           1,565,672     1,581,891

Goodwill, less accumulated amortization of $1,242,862 and $1,031,082             2,969,446     3,181,226
Other assets                                                                       165,546       484,974
                                                                                 ---------    ----------
      Total Assets                                                               9,686,772    12,954,945
                                                                                 =========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
     Accounts payable                                                            1,242,517     2,267,134
     Accrued liabilities (Note 7)                                                2,087,787     2,815,721
     Deferred income                                                             1,367,100     1,113,040

     Bank line of credit (Note 8)                                                  300,000             0

     Current portion of subordinated notes payable                                 385,000             0
                                                                                 ---------    ----------
       Total current liabilities                                                 5,382,404     6,195,895

Subordinated notes payable (Note 9)                                                      0       385,000
                                                                                 ---------    ----------
       Total Liabilities                                                         5,382,404     6,580,895

Commitments and contingencies (Note 10)

Stockholders' Equity (Notes 11 and 12):

Preferred Stock, $.01 par value, authorized 10,000,000 shares; none issued

Common stock, $.01 par value, authorized 20,000,000 shares, issued and
 outstanding 5,693,198 and 5,660,220                                                56,933        56,608

Additional paid-in capital                                                      12,735,136    12,673,902
Accumulated deficit                                                             (8,487,701)   (6,356,460)
                                                                                 ---------    ----------
Stockholders' equity                                                             4,304,368     6,374,050

Total Liabilities and stockholders' equity                                       9,686,772    12,954,945

          See accompanying notes to consolidated financial statements

HARMONY HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  YEARS ENDED JUNE 30,
                                         --------------------------------------
                                            1996          1995          1994
                                         --------------------------------------
Contract revenues                        60,414,694    61,226,818    42,601,579
Cost of production                       51,040,839    50,920,332    35,291,076
                                         ----------    ----------    ----------
     Gross profit                         9,373,855    10,306,486     7,310,503
Selling expenses                          3,000,549     2,807,902     2,222,988
Operating expenses                        6,638,908     7,161,205     6,285,979
Depreciation and amortization               564,271       528,259       398,879
Abandoned projects (Note 4)                 651,861             0             0
Litigation expense (Note 3)                 200,000       486,050             0
Severance salaries (Note 5)                 186,488             0             0
                                         ----------    ----------    ----------
     Loss from operations                (1,868,222)     (676,930)   (1,597,343)
                                         ----------    ----------    ----------
Interest income                               4,644        56,346        34,503
Interest expense                           (247,663)      (65,314)      (11,866)
                                         ----------    ----------    ----------
Loss before income taxes                 (2,111,241)     (685,898)   (1,574,706)
Income tax expense (Note 6)                  20,000             0             0
                                         ----------    ----------    ----------
Net loss                                 (2,131,241)     (685,898)   (1,574,706)
                                         ==========    ==========    ==========
Net loss per share                             0)37          0)12          0)30
Weighted average shares outstanding       5,692,120     5,567,242     5,315,934

          See accompanying notes to consolidated financial statements

HARMONY HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                              -------------------------------------------------------------------
                                 COMMON STOCK
                              ------------------      ADDITIONAL     ACCUMULATED   STOCKHOLDERS'
                               SHARES     AMOUNT   PAID IN CAPITAL     DEFICIT        EQUITY
                              -------------------------------------------------------------------
BALANCE AT JULY 1, 1993       4,635,730   46,357         9,674,565   (4,095,856)     5,625,066
Sale of common stock            791,590    7,916         2,355,639            0      2,363,555
Net loss                              0        0                 0   (1,574,706)    (1,574,706)
                              ---------   ------        ----------   ----------     ----------
BALANCE AT JUNE 30, 1994      5,427,320   54,273        12,030,204   (5,670,562)     6,413,915
Sale of common stock            232,900    2,335           643,698            0        646,033
Net Loss                              0        0                 0     (685,898)      (685,898)
                              ---------   ------        ----------   ----------     ----------
BALANCE AT JUNE 30,1995       5,660,220   56,608        12,673,902   (6,356,460)     6,374,050
Sale of common stock             32,978      325            61,234            0         61,559
Net Loss                              0        0                 0   (2,131,241)    (2,131,241)
                              ---------   ------        ----------   ----------     ----------
BALANCE AT JUNE 30,1996       5,693,198   56,933        12,735,136   (8,487,701)     4,304,368
                              =========   ======        ==========   ==========     ==========


          See accompanying notes to consolidated financial statements

HARMONY HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                      YEARS ENDED JUNE 30,
                                                                             --------------------------------------
                                                                                1996          1995          1994
                                                                             --------------------------------------
Increase (Decrease) in cash

Cash flows from operating activities:

Net loss                                                                     (2,131,241)     (685,898)   (1,574,706)
Adjustments to reconcile net loss to cash used by operating activities:
Depreciation and amortization                                                   564,271       528,259       398,879
Amortization of prepaid interest                                                 91,759        42,056             0

Changes in operating assets and liabilities:
Accounts receivable                                                           1,568,809    (1,795,182)   (1,222,802)
Unbilled accounts receivable                                                  1,057,591      (703,211)      184,473
Prepaid expenses and other assets                                               311,177      (153,991)     (159,179)
Other assets                                                                    227,669      (117,733)     (158,486)
Accounts payable                                                             (1,024,617)      763,302       108,718
Accrued liabilities                                                            (727,934)    1,305,810      (663,670)
Deferred income                                                                 254,060       195,940       160,534
                                                                             ----------    ----------    ----------
   Net cash provided by (used in) operating activities                          191,544      (620,648)   (2,926,239)
                                                                             ----------    ----------    ----------
Cash flows from investing activities:
Capital expenditures                                                           (336,272)     (732,259)     (669,613)
Net Loans to Ventura - line of credit                                                 0        26,644       (22,110)
                                                                             ----------    ----------    ----------
   Net cash used by investing activities                                       (336,272)     (705,615)     (691,723)
                                                                             ----------    ----------    ----------
Cash flows from financing activities:
Proceeds from issuance of stock                                                  61,559       508,395     2,363,555
Issuance of subordinated notes payable                                                0       385,000             0
Net Borrowings under bank line of credit                                        300,000             0             0
                                                                             ----------    ----------    ----------
   Net cash provided by financing activities                                    361,559       893,395     2,363,555
                                                                             ----------    ----------    ----------
Net increase (decrease) in cash                                                 216,831      (432,868)   (1,254,407)
Cash, beginning of year                                                         229,909       662,777     1,917,184
                                                                             ----------    ----------    ----------
Cash, end of year                                                               446,740       229,909       662,777
                                                                             ==========    ==========    ==========
Supplemental disclosures of cash flow information:

   Cash paid for interest                                                        71,631        10,632        11,867

     During fiscal 1995, the Company issued restricted Common Stock with a value of $137,638 to note holders in conjunction with the issuance of subordinated debt.

          See accompanying notes to consolidated financial statements

                            HARMONY HOLDINGS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    Organization, Business, and Principles of Consolidation
    -------------------------------------------------------

         Harmony Holdings, Inc. ("Company") was incorporated under the laws of the State of Delaware on August 5, 1991 as a wholly owned subsidiary of Ventura Entertainment Group Ltd. ("Ventura"). In connection with the Company's formation and initial capitalization, the Company issued 2,033,330 shares of its common stock to Ventura and Ventura contributed all of the capital stock of its wholly owned subsidiaries, Harmony Pictures, Inc. and Melody Films, Inc. to the Company. During the year ended June 30,1996, the Company had six operating subsidiaries: Harmony Pictures, Inc., Melody Films, Inc., The End, Inc., Velocity Film, Inc., Curious Pictures Corporation and Harmony Media Communications. All significant intercompany accounts and transactions have been eliminated in consolidation. As of June 30, 1994, Ventura owned approximately 27 percent of the Company's common stock. As of June 30, 1995, Ventura had sold its entire interest in the Company.

         The Company operates in one reportable segment, producing television commercials, music videos and related media.

    Contract Revenues
    -----------------

         The Company produces television commercials and music videos under firm bid or cost plus fixed fee contracts, which are typically less than one month in duration. At June 30, 1996 and 1995, the Company had no long-term contracts. Contract revenues are recognized using the percentage of completion method. The percentage of contract revenues recognized is computed at that percentage of estimated total revenues that incurred costs to date bears to total estimated costs, after giving effect to the most recent estimate of costs to complete. Revisions in costs and revenue estimates are reflected in the period in which the facts which require the revision become known. Deferred income represents amounts billed in excess of revenues earned.

    Property and Equipment
    ----------------------

         Property and equipment are stated at cost. Major improvements and replacements of property and equipment are capitalized. Maintenance and repairs are expensed. Upon retirement or other disposition of property, applicable cost and accumulated depreciation and amortization are removed from the accounts and any gains or losses are included in operations.

         Depreciation of property and equipment is computed using the straight-line method based on estimated useful lives ranging from three to seven years. Leasehold improvements are amortized using the straight-line method over the term of the lease or the life of the related improvements, whichever is shorter.

    Reclassifications
    -----------------

         The Company has reclassified litigation expense from the prior year shown as non operating to current year shown as an operating expense.

                            HARMONY HOLDINGS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED:

    Goodwill
    --------

         Goodwill primarily represents the excess of Ventura's purchase price, including additional payments over the fair market value of Harmony Pictures and Melody Films net assets at the date of acquisition. Goodwill is being amortized on a straight line basis over 20 years. The Corporation continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted net cash flows of the related business unit.

    Income Taxes
    ------------

         Effective July 1, 1993 the Company adopted SFAS No. 109, " Accounting for Income Taxes." SFAS No. 109 prescribes the use of the liability method to compute the differences between the tax bases of assets and liabilities and the related financial reporting amounts using currently enacted future tax laws and rates. The liability method replaces the deferred method which focused on differences between financial income and taxable income using the current tax laws and rates.

    Loss Per Share
    --------------

         Loss per share computations are based on the weighted average number of common and common equivalent shares outstanding. Loss per share computations also include the potential dilution resulting from the assumed exercise of stock options and warrants utilizing the treasury stock method when the effect of such common equivalent shares is dilutive.

    Use of Estimates
    ----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

    New Accounting Pronouncements
    -----------------------------

         Statement of Financial Accounting Standards No. 121, "Accounting of the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of " (SFAS No. 121) issued by the Financial Accounting Standards Board (FASB) is effective for financial statements for fiscal years beginning after December 15, 1995. The new standard establishes new guidelines regarding when impairment losses on long-lived assets, which include plant and equipment, and certain identifiable intangible assets, should be recognized and how impairment losses should be measured. The Company does not expect adoption to have a material effect on its financial position or results of operations.

                            HARMONY HOLDINGS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED:

         Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation": (SFAS No. 123) issued by the Financial Accounting Standards Board (FASB) is effective for specific transactions entered into after December 15, 1995, while the disclosure requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995. The new standard establishes a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. At the present time, the Company does not plan to change its accounting policy for stock based compensation but will provide the required financial statement disclosure. The Company does not expect adoption to have a material effect on its financial position or results of operations.

         Statements of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 125) issued by the Financial Accounting Standards Board (FSAB) is effective for transfers and servicing of financial assets and extinguisments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive applications is not permitted. The new standard provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Company does not expect adoption to have a material effect on its financial position or results of operations.

2.  PROPERTY AND EQUIPMENT:

    Property and equipment is summarized as follows:


                                                        June 30,
                                                  ---------------------
                                                    1996        1995
                                                  ---------------------
          Furniture and fixtures                    793,984     709,626
          Computer equipment                      1,004,781     859,089
          Leasehold improvements                    681,721     617,308
                                                  ---------   ---------
                                                  2,480,486   2,186,023
          Less: accumulated depreciation and
           amortization                             914,814     604,132
                                                  ---------   ---------
                                                  1,565,672   1,581,891
                                                  =========   =========

3.  LITIGATION EXPENSE:

         Litigation expense for June 30, 1996, and 1995, relate the termination and settlement with a former chief operating officer of the Company, Tara McCarthy. The $486,050 in litigation expense as of June 30, 1995, is net of an expected insurance reimbursement of $283,950 of which $200,000 was reversed as of June 30, 1996.

4.  RELATED PARTY TRANSACTIONS:

         During 1994, the Company entered into an informal arrangement to loan money to Ventura to produce an infomercial. As of June 30, 1995, the project had not been completed and costs of approximately, $184,000 are included in other assets. As of June 30 , 1996, the infomercial was determined not to have value and is included in abandoned projects.

         On February 25, 1994, (amended on April 8, 1994) the Company entered into a revolving line of credit arrangement with Ventura. The amount of the note is $700,000 and bears interest at 8% per annum. A $20,000 commitment fee was paid to the Company. As of June 30, 1994, the balance was $22,110 and is included in prepaid expenses and other assets. On August 17, 1994 the note was paid in full.

         On April 15, 1994, the Company entered into an additional revolving line of credit arrangement with Ventura. The amount of the note is $250,000 and bears interest at 8% per annum. A $5,000 commitment fee was paid to the Company for the note and was paid in full on May 12, 1994.

5.  SEVERANCE SALARIES

         Severance salaries are the costs associated with the termination of former employees of the Company.

6.  INCOME TAXES:

         For the year ended June 30, 1996 income tax expense consisted of state taxes currently payable. For the years ended June 30, 1995 and 1994, the Company had no current and deferred income tax expense.

         The primary component of temporary differences which give rise to the Company's net deferred asset at June 30, is as follows:

                                             1996          1995
                                          ------------------------
Deferred tax assets:
   Net operating loss carry forwards       3,103,000     2,388,000
   Accrued vacation                           63,000             0
   Accounts receivable reserve                30,000             0
   Prepaid interest                           54,000             0
   Other temporary differences                 7,000        12,000
                                          ----------    ----------
                                           3,257,000     2,400,000
Deferred tax liabilities                     (30,000)      (83,000)
Valuation allowance                       (3,227,000)   (2,317,000)
                                          ----------    ----------
   Net deferred tax asset                          0             0
                                          ==========    ==========


         A full valuation allowance has been established as it is more likely than not that the deferred tax assets will be not realized.

         During the years ended June 30, 1996, 1995 and 1994, the Company's effective income tax rate varies from the statutory federal tax rate as a result of operating losses for which no tax benefit has been recognized due to the change in the valuation allowance on the net deferred tax asset.

         At June 30, 1996, the Company has federal and California net operating loss carry forwards for tax purposes of approximately $8.2 million and $3.0 million which expire during fiscal year 2011. The Company's ability to utilize the net operating loss carry forwards are dependant upon the Companies ability to generate taxable income in future periods and is limited to $1.3 million per year, due to ownership changes as defined under
    Section 382 of the Internal Revenue Code of 1986 (the "Code"). Any unused portion can be carried forward and utilization of the net operating loss carry forward may be limited in any one year by alternative minimum tax rules.

                            HARMONY HOLDINGS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.   ACCRUED LIABILITIES:

Accrued liabilities consisted of the following:


                                    JUNE 30,
                              ---------------------
                                1996        1995
                              ---------------------
Accrued production costs        806,289   1,118,296
Accrued director fees           652,983     953,108
Other                           628,515     744,317
                              ---------------------
                              2,087,787   2,815,721
                              =====================

8.   BANK LINE OF CREDIT:

     On May 10, 1995, the Company entered into a $3,000,000 asset based revolving line of credit with a bank, with interest at the bank's prime rate plus 1.0% per annum, collateralized by the assets of the Company. The bank's prime rate at June 30, 1996, was 8.25%. The maximum outstanding during the year ended June 30, 1996 was $2,200,000 and the weighted average interest rate paid during the year ended June 30, 1996 was 8.23%. The agreement expires October 31, 1996. Borrowing is based upon certain percentages of acceptable receivables. There was $300,000 outstanding on the line of credit as of June 30, 1996. The carrying amount approximates fair value. The loan agreement has certain financial covenants, two of which are to maintain profitability on a quarterly basis and maintain a minimum working capital, net of accounts receivable reserves of $1,250,000. As of June 30, 1996, the Company was not in compliance with these requirements and the noncompliance was waived by the bank.

9.   SUBORDINATED NOTES PAYABLE:

     The Company has received $385,000 from the issuance of long-term subordinated notes. The notes bear interest at the rate of 7% per annum starting January 10, 1995, and are due upon the earlier of July 10, 1996, or ten days after the closing of the Company's next underwritten public offering of securities. These notes are subordinated to any future institutional lender. Due to the relatively short-term maturity, the carrying amount approximates fair value. These notes were paid on July 10, 1996.

     Additionally, in connection with the issuance of the subordinated notes, 77,000 shares of restricted common stock were issued in February, 1996.

     The value assigned to the restricted stock is recorded as prepaid interest and is being amortized over the period of the subordinated notes.

                            HARMONY HOLDINGS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  COMMITMENTS AND CONTINGENCIES:

     The Company is a party to a number of noncancelable operating lease agreements involving buildings and equipment which expire at various dates. The future minimum lease commitments as of June 30, 1996 are as follows:

1997                         $  645,448
1998                            532,486
1999                            468,000
2000                            372,154
2001                            289,773
Thereafter                      420,214
                             ----------
Total minimum payments       $2,728,075
                             ==========

     Total rental expense for the years ended June 30, 1996, 1995 and 1994 aggregated $696,110, $670,285 and $574,425.

     The Company has entered into various employment agreements with its officers and others which obligate it to make minimum payments of approximately $3,932,209 as of June 30, 1996. Of this amount $1,911,005 is for administrative personnel and $2,021,204 are for television directors and salespeople. Certain of these agreements provide for additional compensation based on revenues and other items. Other agreements provide for additional compensation based on certain defined operating profits. This additional compensation is payable whether or not the Company has a profit. Some of the directors who are associated with the Company receive monthly draws against the directors' compensation for production of commercials. The monthly draws equal the minimum guaranteed compensation payable to such directors. Although the draws are recoupable by the Company out of compensation otherwise payable to such directors, such directors are not obligated to repay such draws, if their fees for commercials produced do not exceed the monthly draws that have been paid. Consequently, the Company is obligated to provide compensation to these directors whether or not they are directing commercials. Most of the Company's sales personnel receive monthly draws offset by their earned commissions. During the fiscal year ended June 30, 1996, the Company paid $1,931,359 in such draws to these directors and sales people; they earned $2,580,179 in fees, which sum exceeded the draws advanced by $835,495. On a individual basis some of the directors and sales personnel's fees earned were less then their draws and increased the Company's losses by $158,227.

     A lawsuit was filed on March 22, 1996, (served August 12, 1996) in Superior Court of the State of California, County of Los Angeles, Case Number BC146878. A wrongful death claim has been made by the estate of Henry Gillermo Urgoiti, his wife and three children for an accident that occurred during the filming of a music video in August, 1995. The complaint contains six causes of action, three causes for negligence, one cause for negligent product liability, one cause for strict liability and one cause for breach of warranty. Harmony Holdings, Inc., has been named in all six causes of action, Harmony Pictures Inc., The End Inc. and three of it's employees have been named in one of the negligence claims. Other defendants include Southern California Edison, Virgin Records America, Inc. Bell Helicopters and Helinet

                            HARMONY HOLDINGS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Aviation Services. While it is to early in the discovery process to assess economic risk or insurance coverage. Management has been advised by the Company's insurance broker that there is adequate insurance to cover any damages assessed against the Company.

11.  STOCKHOLDERS' EQUITY:

     At June 30, 1996, the Company had 329,050 class C Warrants outstanding. Each C Warrant is exercisable through December 15, 1996 into one share of common stock at a price of $2.31 each.

12.  STOCK OPTION PLAN:

     The Company adopted a Stock Option Plan on August 7, 1991, as amended in December, 1995. The purpose of the Stock Option Plan is to secure for the Company and its stockholders the benefits arising from stock ownership by selected employees of the Company as the Board of Directors of the Company (the "Board"), or a committee thereof constituted for that purpose, may from time to time determine.

     The Stock Option Plan provides for the granting of an aggregate of incentive and non-incentive options to purchase a maximum of 3,250,000 shares of the Common Stock. The Stock Option Plan authorizes the grant of options to employees intended to qualify as incentive stock options ("Incentive Options") under Section 422 of the Code, and the grant of options which do not qualify ("Non-Qualified Options") as incentive stock options under Section 422 of the Code.

     The Stock Option Plan is currently administered by the Board. The Board, subject to the provisions of the Stock Option Plan, has full power to select the individuals to whom awards will be granted, to fix the number of shares that each optionee may purchase, to set the terms and conditions of each option, and to determine all other matters relating to the Stock Option Plan. The Stock Option Plan provides that the Board will select grantees from among full-time employees, officers, directors and consultants of the Company or its subsidiaries, and individual or entities subject to an acquisition or management agreement with the Company.

     The option exercise price of each option shall be determined by the Board, but shall not be less than 100% of the fair market value of the shares on the date of grant in the case of Incentive Options and not less than 85% of the fair market value of the shares on the date of grant in the case of Non-Qualified Options granted to employees. No Incentive Options may be granted to any employee who owns at the date of grant stock representing in excess of 10% of the combined voting power of all classes of stock of the Company or of a parent or a subsidiary unless the exercise price for stock subject to such options is at least 110% of the fair market value of such stock at the time of grant and the option term does not exceed five years.

                            HARMONY HOLDINGS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  STOCK OPTION PLAN CONTINUED:

     The term of each option shall be fixed by the Board and may not exceed ten years from the date of grant. If a participant who holds options ceases, for any reason, to be an employee, consultant or director of otherwise affiliated with the Company (the "Termination"), the option expires 90 days after the Termination. Notwithstanding the foregoing, in the event of Termination due to the optionee's death or incapacity, the option will terminate 12 months following the date of such optionee's death or incapacity. Options granted under the Stock Option Plan may be exercisable in installments. The aggregate fair market value of stock with regard to which Incentive Options are exercisable by an individual for the first time in any calendar year may not exceed $100,000.

     Upon the exercise of options, the option exercise price must be paid in full, either in cash or other form acceptable to the Board, including delivery of a full recourse promissory note, delivery of shares of Common Stock already owned by the option holder or delivery of other property. Unless terminated earlier, the Stock Option Plan will terminate on August 7, 2001.

     As of June 30, 1996, the Company had granted options under the Stock Option Plan at exercise prices ranging from $2.00 to $6.00 per share to acquire a total of 1,920,050 shares of Common Stock, of which 60,300 have been exercised and 475,000 are currently exercisable.

     The following table contains information concerning the Stock Option Plan for the years ended June 30, 1996, 1995 and 1994:

                                 STOCK OPTIONS
                          1996      1995       1994
                         -------   -------   ---------
Options Granted          215,750   375,500   1,300,550

Options exercised            300    20,550      59,750

Options Exercisable      475,000   540,400     273,150


     The Company has also granted an aggregate of 1,154,500 other stock options which expire through February 12, 2001, and are exercisable at prices ranging from $1.50 to $5.75 per share, of which 491,500 have been exercised and 262,000 are exercisable. None of these options were granted pursuant to the Stock Option Plan.

     Activity for the years ended June 30, 1996, 1995 and 1994 is as follows:

                                STOCK OPTIONS
                          1996      1995      1994
                         -------   -------   -------
Options Granted          229,000   166,500   743,000

Options exercised              0         0   491,500

Options Exercisable      262,000    85,000   145,000


13.  BUSINESS SEGMENT INFORMATION:

     The Company operates in one reportable segment, producing television commercials, music videos and related media. The Company grants credit to advertising agencies, principally based in the United States. One customer accounted for 15% and 13% of revenues in fiscal 1995 and 1994, respectively. During fiscal 1996 no one customer accounted for more than 10% of revenues.

14.  CONCENTRATION OF CREDIT RISKS:

     The Company's cash is deposited with various financial institutions, and are insured up to a maximum of $100,000 at each institution by the Federal Deposit Insurance Corporation ("FDIC"). At June 30, 1996, the Company's deposits with two financial institutions exceed the maximum amount insured by the FDIC by $568,134 as of June 30, 1996. Two customers accounted for 20% and 11% of accounts receivable as of June 30, 1996.

15.  SUBSEQUENT EVENT:

     Pursuant to a Stock Subscription Agreement entered into in July 1996, the Company issued 1,000,000 shares of common stock for $2.00 per share.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                             BALANCE AT               ADDITIONS CHARGED            DEDUCTIONS        BALANCE AT
                             BEGINNING OF YEAR        TO COSTS AND EXPENSES                          END OF YEAR
                             -----------------        ---------------------        ----------        -----------
1995
Allowance for
 doubtful accounts
                                  0                   25,864                            0            25,864

1996
Allowance for
 doubtful accounts
                             25,864                   49,765                            0            75,629

HARMONY HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

                                                                                            DECEMBER 31,     JUNE 30,
                                                                                                1996           1996
                                                                                            ------------    ----------
ASSETS                                                                                       (unaudited)

Current Assets:
   Cash                                                                                          294,172       446,740
   Accounts receivable - net of allowance for doubtful accounts of $32,900 and $75,629         6,166,971     3,725,404
   Unbilled accounts receivable                                                                1,209,277       376,811
   Prepaid expenses and other current assets                                                     944,563       437,153
                                                                                            ------------    ----------
    Total current assets                                                                       8,614,983     4,986,108

Property and equipment, at cost, less accumulated depreciation and amortization                1,614,420     1,565,672

Goodwill, less accumulated amortization                                                        2,863,555     2,969,446

Other assets                                                                                     181,304       165,546
                                                                                            ------------    ----------
    Total assets                                                                              13,274,262     9,686,772
                                                                                            ============    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

   Accounts payable                                                                              847,773     1,242,517
   Accrued liabilities                                                                         3,337,817     2,087,787
   Bank line of credit                                                                                 0       300,000
   Deferred income                                                                             2,109,544     1,367,100
   Subordinated notes payable                                                                          0       385,000
                                                                                            ------------    ----------
     Total current liabilities                                                                 6,295,134     5,382,404

Stockholders' Equity:

Preferred Stock, $.01 par value, authorized 10,000,000 shares; none issued

Common Stock, $.01 par value, authorized 20,000,000 shares, issued and outstanding
 6,693,198 and 5,693,198                                                                          66,933        56,933

Additional paid-in capital                                                                    14,725,136    12,735,136
Accumulated deficit                                                                           (7,812,941)   (8,487,701)
                                                                                            ------------    ----------
Stockholders' equity                                                                           6,979,128     4,304,368
                                                                                            ------------    ----------
Total Liabilities and Stockholders' Equity                                                    13,274,262     9,686,772
                                                                                            ============    ==========

          See Accompanying Notes to Consolidated Financial Statements

HARMONY HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

                                               SIX MONTHS ENDED
                                                 DECEMBER 31,
                                           --------------------------
                                              1996           1995
                                           -----------    -----------
Contract revenues                           29,537,842     31,794,435

Cost of production                          23,593,378     27,148,257
                                           -----------    -----------
   Gross profit                              5,944,464      4,646,178

Selling expenses                             1,545,250      1,458,478

Operating expenses                           3,339,551      3,480,624

Depreciation and amortization                  292,165        282,399

Abandoned projects                                   0        621,528

Litigation expense                                   0        200,000

Severance salaries                                   0        186,488
                                           -----------    -----------
   Income (loss) from operations               767,498     (1,583,339)

Interest income                                 38,386          4,636

Interest expense                               (27,660)      (113,439)
                                           -----------    -----------
Net income (loss) before income taxes          778,224     (1,692,142)

Income taxes                                   103,492              0
                                           ===========    ===========
Net income (loss)                              674,732     (1,692,142)
                                           ===========    ===========
Net income (loss) per share                       0)10          (0)30)

Weighted average shares outstanding          6,437,763      5,660,941

          See Accompanying Notes to Consolidated Financial Statements

HARMONY HOLDINGS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(unaudited)

                                              THREE MONTHS ENDED
                                                 DECEMBER 31,
                                              1996          1995
                                           ----------    ----------
Contract revenues                          15,721,323    17,025,470

Cost of production                         12,447,460    14,534,715
                                           ----------    ----------
   Gross profit                             3,273,863     2,490,755

Selling expenses                              886,554       852,288

Operating expenses                          1,858,659     1,818,971

Depreciation and amortization                 148,194       146,532

Abandoned projects                                  0       621,528

Litigation expense                                  0       200,000

Severance salaries                                  0       186,488
                                           ----------    ----------
   Income (loss) from operations              380,456    (1,335,052)

Interest income                                36,008           829

Interest expense                               (6,584)      (70,405)
                                           ----------    ----------
Net income (loss) before income taxes         409,880    (1,404,628)

Income taxes                                  103,492             0
                                           ==========    ==========
Net income (loss)                             306,388    (1,404,628)
                                           ==========    ==========
Net income (loss) per share                      0)05         (0)25)

Weighted average shares outstanding         6,693,198     5,660,941

          See Accompanying Notes to Consolidated Financial Statements

HARMONY HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

                                                                     SIX MONTHS ENDED
                                                                       DECEMBER  31,
                                                                 ------------------------
                                                                    1996          1995
                                                                 ----------    ----------
Cash flows from operating activities:

Net income (loss)                                                   674,732    (1,692,146)
Adjustments to reconcile net loss to cash used by operating
 activities:
Depreciation and amortization                                       290,731       242,425
 Amortization of prepaid interest                                     3,823        45,879

Changes in assets and liabilities:

Accounts receivable                                              (2,441,567)   (2,573,023)
Unbilled accounts receivable                                       (832,466)     (449,919)
Prepaid expenses and other current assets                          (511,233)     (131,413)
Other assets                                                        (15,730)      167,412
Accounts payable                                                   (394,744)        4,770
Accrued liabilities                                               1,250,030      (121,561)
Deferred income                                                     742,444     2,321,429
                                                                 ----------    ----------
 Net cash used by operating activities                           (1,233,980)   (2,186,147)
                                                                 ----------    ----------
Cash flows from investing activities:

Capital expenditures                                               (233,588)     (194,352)
                                                                 ----------    ----------
 Net cash used by investing activities                             (233,588)     (194,352)
                                                                 ----------    ----------
Cash flows from financing activities:
Proceeds from issuance of stock                                   2,000,000        61,559
 Repayments Subordinated notes payable                             (385,000)            0
 Bank line of credit                                               (300,000)    2,200,000
                                                                 ----------    ----------
 Net cash provided by financing activities                        1,315,000     2,261,559
                                                                 ----------    ----------
Net decrease in cash                                               (152,568)     (118,940)

Cash, beginning of period                                           446,740       229,909
                                                                 ----------    ----------
Cash, end of period                                                 294,172       110,969
                                                                 ==========    ==========

          See Accompanying Notes to Consolidated Financial Statements

                             HARMONY HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                               DECEMBER 31, 1996

   (1)  Basis of presentation
        ---------------------

           The financial information included herein is unaudited, however, such information reflects all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary to present fairly the results of operations for the periods presented. The results of operations for the six months ended December 31, 1996 are not necessarily indicative of a full year.

           The information contained in this Quarterly Report on Form 10-Q should be read in conjunction with the audited financial statements as of June 30, 1996 filed as part of the Company's Annual Report on Form 10-K.

   (2)  Income (Loss) Per Share
        -----------------------

           Per share computations are based on the weighted average number of common and common equivalent shares outstanding. Per share computations also include the potential dilution resulting from the assumed exercise of stock options and warrants utilizing the treasury stock method when the effect of such common equivalent shares is dilutive. For the six months ended December 31, 1996, fully diluted net income per share was the same as primary net income per share.

   (3)  EQUITY
        ------

           Pursuant to a Stock Subscription Agreement entered into in July 1996, the Company sold to Unimedia, S.A., a French company ("Unimedia"), 1,000,000 shares of Common Stock of the Company at a purchase price of $2.00 per share. The purchase price was received by the Company on August 16, 1996, and the certificates representing such shares were issued in the name of Unimedia on August 20, 1996. The shares were not included in an effective Registration Statement under the Securities Act of 1933, as amended (the "Act"), but were issued pursuant to the exemption set forth in Section 4(2) of the Act and the Rules and Regulations issued thereunder by the Securities and Exchange Commission ("SEC").

            The Company, its Chairman of the Board and Unimedia entered into an agreement dated July 27, 1996, requiring the parties to negotiate in good faith before September 30, 1996, an agreement providing for the sale of all the ordinary shares of Unimedia by the holders thereof in exchange for 10,000,000 shares of Preferred Stock and 10,000,000 shares of Common Stock of the Company. Such an agreement was not negotiated before September 30, 1996, and accordingly the transaction, although previously publicly announced, will not be consummated.

   (4)  CONTINGINCIES

           A lawsuit was filed on March 22, 1996, (served August 12, 1996) in Superior Court of the State of California, County of Los Angeles. A wrongful death claim has been made by the estate of Henry Gillermo Urgoiti, his wife and three children for an accident that occurred during the filming of a music video in August, 1995. The complaint contains six causes of action, three causes for negligence, one cause for negligent product liability, one cause for strict liability and one cause for breach of warranty. Advertising, Inc., has been named in all six causes of action, Harmony Pictures Inc., The End Inc. and three of its employees have been named in one of the negligence claims. Other defendants include Southern California Edison, Virgin Records America, Inc., Bell Helicopters and Helinet Aviation Services. Management has been advised by the Company's insurance broker that there is adequate insurance to cover any damages assessed against the Company.

           A cross-complaint related to the preceding matter, was filed on December 23, 1996 in Superior Court of the State of California, County of Los Angeles. The complaint was filed by Virgin Records Limited against The End, Inc and Southern California Edison for contractual indemnity, equitable indemnity, comparative contribution and declaratory relief. While it is to early in the discovery process to assess economic risk or insurance coverage. Management has been advised by the Company's insurance broker that there is adequate insurance to cover any damages assessed against the Company.

           On October 9, 1996, Unimedia filed an action (served on October 13,
   1996) in the United States District Court for the Central District of California against the Company and its Chairman of the Board, seeking, among other things, rescission of the purchase of the Company's Common Stock, specific performance requiring the company to proceed with the transaction contemplated by the agreement and described in the part of this prospectus refferred to below, damages for violation of Rule 10b-5 adopted by the Commission under the Exchange Act, fraud and breach of contract, and declaratory and injunction relief. In view of the early stage of this action, management of the Company is not in a position to express an opinion with respect to the action, but believes it to be without merit and will vigorously defend the action.

                                 PART II

                INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a schedule of the estimated expenses to be incurred by the Registrant in connection with the offering of the securities registered hereby. Expenses which may be incurred in connection with offering of the Common Stock are dependent on the number of such offerings and other factors that cannot be wholly determined at this time.

                                                           TOTAL
                                                        -----------

Registration Fee                                        $   308.80*
Blue Sky fees and expenses                                5,640.00
Accounting fees and expenses                             20,000.00
Legal fees and expenses                                  30,000.00
Printing and engraving expenses                               0.00
Transfer Agent, Warrant Agent and Registrar's
  fees and expenses                                         250.00
Miscellaneous                                             2,000.00
                                                        ----------
  Total                                                 $58,198.80
                                                        ==========

* Actual amount

     The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions, and fees and expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration and sale of the shares being offered by the Selling Stockholders.


ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law provides, in part, as follows:

     A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has reasonable cause to believe that his conduct was unlawful.

     A corporation also may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys'

   fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, in such an action by or on behalf of a corporation, no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

          The indemnification in advancement of expenses provided by, or granted pursuant to, Section 145, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall enure to the benefit of the heirs, executors and administrators of such a person.

          In addition, the indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. Further, California law requires an employer in that state to indemnify its employees in certain cases.

          The Company's Restated Certificate of Incorporation and Bylaws provide that the Company shall indemnify, in the manner and to the fullest extent permitted by law, any person (or the estate of any person) who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the Company and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or enterprise. The Restated Certificate of Incorporation also provides that the indemnification provided therein shall not be deemed exclusive of any other rights to which any person seeking indemnification from the Company may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          The Company's Restated Certificate of Incorporation also provides that the Company's directors have no personal liability to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except: (i) for any breach of the duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) for liability under Section 174 of the Delaware General Corporation Law (involving certain unlawful dividends or stock repurchases), or (iv) for any transaction from which the director derived an improper personal benefit.


   ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES.

          In October and November 1992, the Company completed two private placements of Units, each Unit consisting of one share of Common Stock and one, three-year warrant, which entitles the holder to purchase one share of Common Stock at a price of $2.00 per share. During 1993, all of these warrants were exercised.

          Between December 1, 1994, and January 10, 1995, the Company received $385,000 from the issuance of long-term subordinated notes (the "Notes").
   The Notes bear interest at the rate of 7% per annum starting January 10, 1995 and are due upon the earlier of July 10, 1996 or ten days after the close of the Company's next underwritten public offering. The Notes are subordinated to any future institutional lender. The notes have been paid for in full. Additionally, in connection with the issuance of the Notes, 77,000 shares of restricted Common Stock were issued in February, 1995.

          Pursuant to a Stock Subscription Agreement entered into in July 1996, the Company sold to Unimedia, S.A., a French company ("Unimedia"), 1,000,000 shares of Common Stock of the Company at a purchase price of $2.00 per share. The purchase price was received by the Company on August 16, 1996, and the certificates representing such shares were issued in the name of Unimedia on August 20, 1996.

       No underwriters were involved in these transactions. The Company relied on the exemption from regis tration provided by Section 4(2) of the Act in issuing these securities.

       The Company has not made any further sales of securities in reliance upon any exemption from registration under the Securities Act.


   ITEM 16.   EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES.

       (a)  Exhibits
            --------

       The following documents required by Item 601 of Regulation S-K are filed as Exhibits or are incorporated by reference herein.

   EXHIBIT
   NUMBER          DESCRIPTION
   --------        -----------
    (3)-1          Restated Certificate of Incorporation of the Company, filed as Exhibit 3.1 to the Company's Registration Statement on
                   Form S-1 (Registration No. 33-42193), is hereby incorporated by reference.

    (3)-2          By-laws of the Company, filed as Exhibit 3.3 to the Company's
                   Registration Statement on Form S-1 (Registration No. 33-
                   42193), is hereby incorporated by reference.

    (3)-3          Amendment No. 1 to By-laws of the Company, filed as Exhibit
                   3.3.1 to the Company's Registration Statement on Form S-1
                   (Registration No. 33-42193), is hereby incorporated by reference.

    (5) Opinion of Edmund A. Hamburger, P.C., as to the legality of the securities being registered and consent to be named in The Prospectus.

   (10)-1          1991 Stock Option Plan of Harmony Holdings, Inc., filed as
                   Exhibit 10.1 to the Company's Registration Statement on Form
                   S-1 (Registration No. 33-42193), is hereby incorporated by reference.

   (10)-2*         Form of Incentive Stock Option Agreement of the Company.

   (10)-3*         Form of Non-Qualified Stock Option Agreement of the Company.

   (10)-4 Employment Agreement, dated as of May 2, 1994 by and between the Company and Harvey Bibicoff, filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1 (Registration
                   No. 33-42193), is hereby incorporated by reference.

   (10)-5 Settlement Agreement and Release, dated August 1, 1993 by and among Stuart Gross, the Company and others, filed as Exhibit
                   10.23 to the Company's Current Report on Form 8-K, dated July
                   31, 1993, is hereby incorporated by reference.

   (10)-6          Employment agreement, dated July 1, 1994, between Harmony
                   Pictures, Inc. and Jonathan Miller, filed as Exhibit 10.25 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994, is hereby incorporated by reference.

   (10)-7          Employment agreement, dated September 1, 1993, between the
                   Company and Mr. Horowitz, filed as Exhibit 10.24 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994, is hereby incorporated by reference.

   (10)-8          Amended and Restated Employment Agreement, dated December 5,
                   1994, between Harmony Holdings, Inc. and Mr. Horowitz, filed as Exhibit 10.25 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995, is hereby incorporated by reference.

   (10)-9*         Employment Agreement, dated December 1, 1995, between the
                   Company and Brian Rackohn.

   (10)-10 Subscription agreement dated July, 1996 by and among Unumedia, S.A., a company whose siege social is the Republic of France and Harmony Holdings, Inc. filed as Exhibit A to the Company's Current Report on Form 8-K dated August 16,
                   1996, is hereby ncorporated by reference.

                   Purchase agreement dated July 27, 1996 by and among Unumedia, S.A., a company `whose siege social is the Republic of France, Harmony Holdings, Inc. and Harvey Bibicoff, filed as
                   Exhibit B to the Company's Current Report on Form 8-K dated
                   August 16, 1996, is hereby incorporated by reference.

   (10)-28         Employment agreement, dated January 1, 1997, between the
                   Company and Brian Rackohn.filed as Exhibit 10.28 to the
                   Company's Quarterly Report on Form 10-Q for the six months ended December 31, 1996, is hereby incorporated by reference.


   (10)-29         Employment agreement, dated October 1, 1996, between the
                   Company and Harvey Bibicoff.filed as Exhibit 10.29 to the
                   Company's Quarterly Report on Form 10-Q for the six months ended December 31, 1996, is hereby incorporated by reference.

   (10)-30         Consulting agreement, dated October 1, 1996, between the
                   Company and Bibicoff and Associates.filed as Exhibit 10.30 to the Company's Quarterly Report on Form 10-Q for the six months ended December 31, 1996, is hereby incorporated by reference.

   (11)*           Statement re Computation of Per Share Earnings.

   (16)-1          Letter re: changes in certifying accountant, filed as Exhibit
                   16.1 to the Company's Registration Statement on Form S-1
                   (Registration No. 33-42193), is hereby incorporated by reference and the change filed on the Current Report on Form
                   8-K dated January 5, 1995, is hereby incorporated by reference.

   (21)*           Subsidiaries of the Company.

   (23)-1          Consent of BDO Seidman, LLP.

   (23)-2          Consent of Coopers & Lybrand, LLP.

   (23)-3          Consent of Edmund A. Hamburger, P.C. contained in Exhibit 5.

   (24) Powers of Attorney. See the signature page to original filing of this Registration Statement on Form S-1.

   ____________________
   *Previously filed.

       (b) Financial Statements and Schedules:  NONE
           ----------------------------------


   ITEM 17.   UNDERTAKINGS.

       The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to (i) include any prospectus required by section 10(a)(3) of the Securities Act of 1933, (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, and (iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, office or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


       Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No.5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on February 28, 1997.

                                      HARMONY HOLDINGS, INC.


                                      By  /s/  Harvey Bibicoff
                                          --------------------------------------
                                          Harvey Bibicoff
                                          Chairman of the Board
                                          and Chief Executive Officer

       Pursuant to the requirements of the Securities Act of 1933, this Amendment No.5 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                 CAPACITY                          DATE
---------                 --------                          ----

/s/  Harvey Bibicoff      Chairman of the Board and         February 28, 1997
-----------------------    Chief Executive Officer
Harvey Bibicoff

 *                        Chief Financial Officer           February 28, 1997
-----------------------   (Principal Financial and Chief
Brian Rackohn             Accounting Officer); Secretary

 *                        Director                          February 28, 1997
-----------------------
Harry Shuster

 *                        Director                          February 28, 1997
-----------------------
Ivan Berkowitz



                                *By  /s/ Harvey Bibicoff
                                     -------------------
                                     Harvey Bibicoff
                                     Attorney-in-Fact